UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number:  001-34477

FINCERA INC.

(Translation of registrant’s name into English)

27/F, Kai Yuan Center, No. 5, East Main Street Shijiazhuang, Hebei

People’s Republic of China
(Address of Principal Executive
Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-170786) OF FINCERA INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

FORWARD-LOOKING STATEMENTS

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fincera Inc. (the “Company”). The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the businesses in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the commercial vehicle industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

Results of Operations and Financial Condition.

Following this page are the condensed consolidated balance sheets as of June 30, 2015 and December 31, 2014 and the condensed statements of operations and comprehensive income (loss) and cash flows for the three and six month periods ended June 30, 2015 and 2014 of the Company.

FINCERA INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	June 30,	December 31,
	2015	2014
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$43,706	$26,027
Restricted cash	166	988
Accounts receivable, net of provision for doubtful debts of $33,760 and $29,074 as of June 30, 2015 and December 31, 2014, respectively	46,465	28,915
Inventories	6,384	4,746
Deposits for inventories, related parties	14,020	—
Prepaid expenses and other current assets	10,735	5,520
Prepaid expenses, related parties	947	50
Loans receivable, net	121,187	19,105
Other financing receivables, net	115,096	29,401
Other financing receivables, net, related party	—	782
Short-term net investment in sales-type leases	33,936	56,975
Current maturities of long-term net investment in direct financing and sales-type leases, net of provision for doubtful accounts of $3 and $22 as of June 30, 2015 and December 31, 2014,respectively	173,315	285,983
Deferred income tax assets	10,243	8,751
Total current assets	576,200	467,243

Noncurrent assets
Property, equipment and leasehold improvements, net	78,698	80,152
Deferred income tax assets	6,610	6,080
Long-term net investment in direct financing and sales-type leases, net of current maturities	18,920	59,170

Total assets	$680,428	$612,645

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated variable interest entities (“VIEs”) without recourse to Fincera of $81,785 and $138,912 as of June 30, 2015 and December 31, 2014, respectively)	$98,142	$155,342
Note financing payables (including note financing payable of the consolidated variable interest entities (“VIEs”) without recourse to Fincera of nil and nil as of June 30, 2015 and December 31, 2014, respectively)	79,374	—
Long-term borrowings, current portion (including long-term borrowings, current portion of the consolidated VIEs without recourse to Fincera of nil and nil as of June 30, 2015 and December 31, 2014, respectively)	3,271	2,451
Long-term payables, current portion (including long-term payables, current portion of the consolidated VIEs without recourse to Fincera of nil and nil as of June 30, 2015 and December 31, 2014, respectively)	161	899
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Fincera of $798 and $384 as of June 30, 2015 and December 31, 2014, respectively)	11,969	5,692
Accounts payable, related parties (including accounts payable, related parties of the consolidated VIEs without recourse to Fincera of $45,330 and $106,525 as of June 30, 2015 and December 31, 2014, respectively)	45,330	108,211
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to Fincera of $14,191 and $13,206 as of June 30, 2015 and December 31, 2014, respectively)	31,438	20,121
Due to affiliates (including due to affiliates of the consolidated VIEs without recourse to Fincera of $1,068 and $1,002 as of June 30, 2015 and December 31, 2014, respectively)	10,241	25,644
Customer deposits (including customer deposits of the consolidated VIEs without recourse to Fincera of $2,585 and $460 as of June 30, 2015 and December 31, 2014, respectively)	7,844	4,912
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Fincera of $1,326 and $1,508 as of June 30, 2015 and December 31, 2014, respectively)	3,442	2,511

FINCERA INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS - Continued

(in thousands except share and per share data)

	June 30,	December 31,
	2015	2014
	(unaudited)

Total current liabilities	291,212	325,783

Noncurrent liabilities
Long-term borrowings (including long-term borrowings of the consolidated VIEs without recourse to Fincera of nil and nil as of June 30, 2015 and December 31, 2014, respectively)	13,086	14,708
Long-term bonds payable (including long-term borrowings of the consolidated VIEs without recourse to Fincera of nil and nil as of June 30, 2015 and December 31, 2014, respectively)	101,837	—
Long-term payables (including long-term payables of the consolidated VIEs without recourse to Fincera of $5,197 and $9,102 as of June 30, 2015 and December 31, 2014, respectively)	5,197	9,102

Total liabilities	411,332	349,593

Commitments and Contingencies (Note 16)	—	—

Stockholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized – 1,000,000,000 shares; issued and outstanding – 23,549,644 shares at June 30, 2015 issued and outstanding – 23,549,644 shares at December 31, 2014	24	24
Additional paid-in capital	328,990	328,884
Statutory reserves	26,222	26,222
Accumulated losses	(117,040)	(122,718)
Accumulated other comprehensive income	30,900	30,640
Total stockholders’ equity	269,096	263,052

Total liabilities and stockholders’ equity	$680,428	$612,645

The accompanying notes are an integral part of these condensed consolidated financial statements.

FINCERA INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME (LOSS) (Unaudited)

(in thousands except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

Revenues
Commercial vehicles	$55,380	$232,104	$107,516	$373,635
Finance	7,978	14,594	22,727	26,662
Insurance and service	10,827	5,549	12,992	9,939
Property lease and management	2,358	950	4,491	1,402
Total revenues	76,543	253,197	147,726	411,638

Cost of sales
Commercial vehicles	2,731	16,801	4,038	18,086
Commercial vehicles, related parties	51,617	210,493	101,479	346,636
Insurance and service	192	631	297	1,269
Property lease and management	556	613	1,126	1,245
Total cost of sales	55,096	228,538	106,940	367,236

Gross profit	21,447	24,659	40,786	44,402

Operating (income) expenses
Selling and marketing	2,853	2,982	5,455	5,427
General and administrative	13,230	12,592	24,515	24,606
Litigation expense	—	—	—	4,350
Interest expense	4,540	3,102	7,958	5,796
Interest expense, related parties	1,236	2,814	2,946	4,649
Other income, net	(4,852)	(2,958)	(8,286)	(4,947)
Total operating expenses	17,007	18,532	32,588	39,881

Income from operations	4,440	6,127	8,198	4,521

Other income
Interest income	25	39	42	72
Other income	25	39	42	72

Income before income taxes	4,465	6,166	8,240	4,593

Income tax provision	1,455	1,767	2,562	2,793

Net income	3,010	4,399	5,678	1,800

Foreign currency translation adjustment	1,265	(117)	260	(2,670)

Comprehensive income (loss)	$4,275	$4,282	$5,938	$(870)

FINCERA INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME (LOSS) (Unaudited) - Continued

(in thousands except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

Earnings per share
Basic	$0.13	$0.19	$0.24	$0.08
Diluted	$0.12	$0.18	$0.23	$0.08

Weighted average shares outstanding
Basic	23,549,644	23,549,503	23,549,644	23,548,571
Diluted	24,258,035	23,984,487	24,262,250	23,819,428

The accompanying notes are an integral part of these condensed consolidated financial statements.

FINCERA INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	Six Months Ended June 30,
	2015	2014

Net cash (used in) operating activities	$(24,472)	$(70,542)

Cash flow from investing activities:
Purchase of property, equipment and leasehold improvements	(1,715)	(4,897)

Net cash (used in) investing activities	(1,715)	(4,897)

Cash flow from financing activities:
Proceeds from borrowings and note financing payable	291,471	103,645
Repayments of borrowings and note financing payable	(169,469)	(57,017)
Proceeds from affiliates	40,348	9,937
Repayment to affiliates	(55,751)	(33,700)
Increase in accounts payable, related parties	104,425	346,636
Repayment to accounts payable, related parties	(167,239)	(281,595)

Net cash provided by financing activities	43,785	87,906

Net cash provided by operating, investing and financing activities	17,598	12,467

Effect of foreign currency translation on cash and cash equivalents	81	(687)

Net increase in cash and cash equivalents	17,679	11,780

Cash and cash equivalents, beginning of the period	26,027	31,370

Cash and cash equivalents, end of the period	$43,706	$43,150

Supplemental disclosure of cash flow information:
Interest paid	$11,751	$7,695
Income taxes paid	$3,755	$5,044

The accompanying notes are an integral part of these condensed consolidated financial statements.

FINCERA INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

NOTE 1 – BACKGROUND

Fincera Inc. (the “Company” or “Fincera”), formerly known as AutoChina International Ltd., is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (“ACG”). ACG’s operations consist of 1) Internet-based business in the commercial vehicle industry, 2) commercial vehicle sales, leasing and support business, 3) insurance agency, and 4) property lease and management business. All the business is conducted in the People’s Republic of China (the “PRC” or “China”). As of August 2015, the Company has ceased to initiate new leases under its commercial vehicle sales, leasing and support business and instead is primarily focusing on developing its Internet-based business segment, which was launched in November 2014. The Company plans to continue collecting and servicing existing commercial vehicle leases until the individual leases terminate, after which time the Company plans to cease operations of its commercial vehicle sales, leasing and support business.

Internet-based business

From February 2012 to April 2015, the Company, through its VIEs, established a series of subsidiaries, including Beijing One Auto Technology, Lian Sheng Investment Co. (“Lian Sheng Investment”), Dian Fu Bao Investments Limited, Easy Technology Limited, Chuang Jin World Investment Limited (“Chuang Jin World”), Hebei Remittance Guarantee Limited (“Hebei Remittance”), Shenzhen Kaiyuan Financial Services, and Shenzhen Kaiyuan Inclusive Financial Services. All of these subsidiaries were established to facilitate the Internet-based operations including a new peer-to-peer lending platform called CeraVest, an electronic payments platform for the transportation industry called CeraPay, and the peer stores business – providing financing to third-party owned stores that lease commercial vehicles.

In November 2013 and February 2014, the Company established two wholly-owned subsidiaries called Top Auto International Inc. (“Top Auto”) and First Auto Limited (“First Auto”), which are expected to eventually hold the Company’s Internet-based businesses.

CeraVest, launched at the end of 2014, is a proprietary peer-to-peer (“P2P”) lending platform, through which the Company offers small and medium sized businesses (“SMBs”) short-term, 6-month financing at competitive interest rates. These loans are funded through CeraVest investors, who can invest in notes through the CeraVest platform. Due to regulatory restrictions under PRC law, the SMBs assign certain individuals to apply for the loans through the platform by signing a borrowing agreement and service agreement, which state that the ownership of the debt may be transferred to CeraVest investors at the Company's will during the six-month loan period and that the interest is established at approximately 8.6% per annum. The loan is guaranteed by the SMBs and 10% of the loan is remitted to the Company as a loan deposit.

The debt is transferred, partly or in full, to CeraVest investors through a transfer agreement at a quoted rate of return of approximately 8.6% per annum and the lending period is also six months.

No clauses in the transfer agreement require the Company to repurchase any default loans. However, the Company voluntarily commits to assist the investors to eliminate their investment risks, and retain the principal and the stated interest. All investments received are secured by the same amount of the counterpart loans receivables the Company is due from the borrowers.

CeraPay is an electronic payments platform that operates on the Company’s proprietary closed-loop network. Having features similar to a credit card, CeraPay is free for users to use as long as any outstanding balances are paid in full each month. The Company charges transaction fees to merchants in the network.

The peer store commercial vehicle business is similar to the Company’s normal commercial vehicle sales and other support business, except that the leasing period is within 1 year and with a higher portion of down payment.

The Company intends to focus primarily on developing its CeraVest, CeraPay, and other yet to be launched Internet-based businesses for the foreseeable future.

Commercial vehicle sales, leasing and support business

Through the Company’s wholly owned subsidiary, Hebei Chuanglian Finance Leasing Co., Ltd. (“Chuanglian”), the Company executed a series of contractual arrangements with Hebei Shijie Kaiyuan Logistics Co., Ltd. (“Kaiyuan Logistics”) and Shijie Kaiyuan Auto Trade Co., Ltd. (“Kaiyuan Auto Trade”) Hebei Xuhua Trading Co., Ltd. (“Xuhua Trading”) (collectively referred to as the “Auto Kaiyuan Companies”) and their shareholder (the “Enterprise Agreements”). Pursuant to the Enterprise Agreements, the Company had exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholder and generally had control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies were considered variable interest entities (“VIEs”) and the Company was the primary beneficiary.

In January 2013, the Company agreed to amend the contractual arrangements with its VIEs, Kaiyuan Auto Trade and Kaiyuan Logistics and their shareholder, Hebei Kaiyuan (“Amended Enterprise Agreements”). Under the amendment, Hebei Kaiyuan transferred its entire equity interests held in Kaiyuan Auto Trade (2%) and Kaiyuan Logistics (100%) to its parent company, Hebei Shengrong Investment Co., Ltd. (“Hebei Shengrong Investment”). Thereafter, Hebei Shengrong Investment became the shareholders of these two VIEs. The rights and obligations of the Company and the VIEs in the Enterprise Agreements remain unchanged. The amendment of the Enterprise Agreements does not have any financial impact to the Company’s financial positions and operating results.

In May 2013 Kaiyuan Auto Trade changed its name to Kaiyuan Auto Trade Group Co., Ltd. (“Kaiyuan Auto Trade Group”). In January 2014 Kaiyuan Auto Trade Group transferred its 100% ownership interest in Chuangjie Trading to Kaiyuan Logistics. In February 2014, the Company’s other wholly owned subsidiary, Ganglian Finance Leasing Co., Ltd (“Ganglian”) transferred its 20% ownership interest in Chuanglian to Hebei Xuwei Trading (“Xuwei Trading”). The above restructuring does not have any financial impact to the Company’s financial positions and operating results.

Through the Auto Kaiyuan Companies, the Company owns a store branch network in different regions of China to provide commercial vehicle-related services including leasing services, general support services, licensing and permit services, insurance services and registration services, to its lessee. As of June 30, 2015, the Company has 555 stores in 26 provinces or provincial-level regions.

The Company leases commercial vehicles through its subsidiaries, Chuanglian and Ganglian (the “Lessor”), which purchased the commercial vehicles from Kaiyuan Auto Trade and Xuhua Trading, then leases the commercial vehicles to the customer lessees. The Lessor, the relevant local center and customer lessee enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Lease and Management Agreements, the parties agree that: (1) the local center will hold title to the commercial vehicle for the benefit of the Lessor for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (2) the lessee will be responsible for the costs associated with the lease of the commercial vehicle and with the maintenance and administrative services contracted out by the local center; and (3) upon the completion of the lease and payment in full by the lessee of all fees, the local center transfers title to the vehicle to the lessee upon the lessee’s request.

In March 2013, Ganglian entered into a financing arrangement with China CITIC Bank, Shijiazhuang, Hebei Province Branch (“CITIC Bank”), whereby CITIC Bank agreed to provide up to 50% of the financing to Ganglian Finance Leasing’s lessees of commercial vehicles. Ganglian agreed to provide a full guarantee to CITIC Bank for such financing and provided a pledge of the ownership of the commercial vehicle to CITIC Bank to secure its guarantees. As of June 30, 2015, the loan balance guaranteed by the Company amounted to $161,000.

Insurance agency business

In October 2011, the Company established an insurance agency company, Shijie Kaiyuan Insurance Agency Co., Ltd (“Kaiyuan Insurance”) to act as a direct insurance agent across China. The China Insurance Regulatory Commission has authorized Kaiyuan Insurance to act as a broker for all types of insurance, including commercial vehicle insurance. Kaiyuan Insurance commenced its insurance operations in December 2011.

The Company launched its own insurance agency business in December 2011 and signed agreements with four major insurance companies in China to sell insurance: China United Property Insurance Company Limited, Sinosafe General Insurance Co. Ltd. (Hua An Insurance), Ping An Insurance (Group) Company of China, Ltd., and China Life Property and Casualty Insurance Company Limited. Fincera’s 555 store locations are each licensed to sell insurance from these carrier partners.

Property lease and management business

On August 30, 2012, the Company’s independent directors approved, and the Company entered into, an equity transfer agreement through its wholly owned subsidiary, ACG, to purchase 100% of the equity of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries, whose primary asset consists of 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building (the “Real Estate Asset”). Heat Planet was controlled by the Company’s Chairman and Chief Executive Officer, Mr. Yong Hui Li (“Mr. Li”). The total transaction value of approximately RMB1 billion ($159.3 million) was negotiated and approved by the Company’s Audit Committee and equals the appraisal value that was determined by a third party appraisal of the Real Estate Asset. Located at 5 East Main Street in Shijiazhuang, where the Company is currently based, the 245-meter tall Kai Yuan Center is the tallest building in Shijiazhuang and Hebei Province and is also occupied by a Hilton Worldwide-operated, five-star hotel. The acquisition closed on September 11, 2012, and on October 12, 2012, the Company entered into a written consent with Heat Planet and its seller to modify the required timeframe to provide audited financial statements of Heat Planet to be delivered to the Company. The required audited financial statements of Heat Planet were delivered to the Company on December 26, 2012. The building was completed in April 2013, and Fincera moved its headquarters to the new Kai Yuan Center, which serves as the control center for the Company’s operations throughout China. The Company does not occupy the entire office space purchased, and has been leasing out the unoccupied space, the proceeds from which are reported as rental income.

Heat Planet’s equity was purchased for approximately $56.4 million. In connection with the acquisition, the Company assumed approximately $102.9 million in debt, resulting in a total transaction value of approximately $159.3 million. The $56.4 million purchase price was payable within six months of occupation of the Real Estate Asset, and any unpaid amounts after such six months have begun to accrue interest at the one-year rate announced by the People’s Bank of China (4.85% as of June 30, 2015).

In June 2013, the Company established a new wholly-owned subsidiary called Hebei Ruiliang Property Services.

The following financial statement amounts and balances of the VIEs were included in the accompanying condensed consolidated financial statements as of June 30, 2015 and December 31, 2014 and for the six months ended June 30, 2015 and 2014 (in thousands):

	June 30,	December 31,
	2015	2014
	(unaudited)

Total assets	$331,348	$458,794
Total liabilities	152,280	271,099

	Six months ended
	June 30,
	2015	2014
	(unaudited)	(unaudited)

Revenues	$13,480	$23,910
Net loss	(1,620)	(4,604)

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly state the operating results for the respective periods. Certain information and footnote disclosures normally present in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and footnotes thereto, included in the Company’s 2014 Annual Report filed with the SEC on April 30, 2015. The interim results of operations are not necessarily indicative of the results to be expected for the full fiscal year or any future periods.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All significant inter-company balances and transactions have been eliminated in consolidation.

Reclassification

The Company has reclassified certain comparative balances in the consolidated financial statements for 2014 to conform to current year’s presentation. The principal reclassification is related to the separate presentation of loans receivable, net, which was previously included in the other financing receivable, net. The reclassification provides more transparent and comprehensive information on the new CeraVest operation and provides more consistent disclosure with the counterpart note financing payable. The reclassification did not have an impact on the reported total assets, liabilities, and stockholders’ equity.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The most significant estimates and related assumptions include the assessment of the provision for doubtful accounts, the assessment of the impairment of tangible long-lived assets, the assessment of the valuation allowance on deferred tax assets and the assessment of the fair value of the commercial vehicles which is used in determining revenue recognition by reference to the retail market price. Actual results could differ from these estimates.

Currency Reporting

The Company uses U.S. dollars as its functional currency. The Company’s operations in China and Hong Kong use the local currencies - Renminbi (“RMB”) and Hong Kong dollar (“HKD”) as its functional currencies whereas amounts reported in the accompanying unaudited condensed consolidated financial statements and disclosures are stated in U.S. dollars, the reporting currency of the Company, unless stated otherwise. As such, the consolidated balance sheets of the Company have been translated into U.S. dollars at the current rates listed by the People’s Bank of China as of June 30, 2015 and December 31, 2014 and the consolidated statements of income and comprehensive income for the three months ended June 30, 2015 and 2014 have been translated into U.S. dollars at the average rates during the periods the transactions were recognized. The resulting translation adjustments are recorded as other comprehensive. The following are the exchange rates used by the Company as of June 30, 2015 and December 31, 2014, and for the six months ended June 30, 2015 and 2014.

December 31, 2014
Exchange rates as of the date specified	6.1190:1 RMB to USD
7.7567:1 HKD to USD

Average exchange rates for the years ended	6.1443:1 RMB to USD
7.7556:1 HKD to USD

	June 30, 2015	June 30, 2014
Exchange rates as of the date specified	6.1136:1 RMB to USD	6.1528:1 RMB to USD
	7.7544:1 HKD to USD	7.7516:1 HKD to USD

Average exchange rates for the six-months ended	6.1294:1 RMB to USD	6.1385:1 RMB to USD
	7.7544:1 HKD to USD	7.7570:1 HKD to USD

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations. As of June 30, 2015 and December 31, 2014, the majority of cash, including restricted cash, was in RMB on deposit in PRC financial institutions under the Company’s PRC VIEs and subsidiaries, which the management believes are of high credit quality. Cash remittance in or out of the PRC are subject to the PRC foreign exchange control regulations pursuant to which PRC government approval is required for the Company to receive funds from or distribute funds outside the PRC.

Restricted Cash

As of June 30, 2015 and December 31, 2014, the restricted cash was $166,000 and $988,000, respectively, which was guarantee deposits required by the China Insurance Regulatory Commission (“CIRC”) in order to protect insurance premium appropriation by insurance agency and security deposits under the CITIC financing arrangement.

Long-Term Net Investment in Direct Financing and Sales-Type Leases

Long-term net investment in direct financing and sales-type leases are stated at the amount the Company expects to collect from its commercial vehicle leasing customers (individuals) and represent commercial vehicle leases that the Company originates directly through its own store network. These leases have an average length of 26 months and are secured by the commercial vehicle with GPS device tracing.

Short-term Net Investment in Sales-Type Leases and Other Financing Receivables

Both short-term net investment in sales-type leases and other financing receivables represent financing provided to the peer stores, which are guaranteed by their legal representative, and are stated at the amount the Company expects to collect.

Short-term net investment in sales-type leases is for commercial vehicle leases provided to peer stores, with terms within 1 year.

Other financing receivables represent 1) financing provided to peer stores for the insurance and taxes related to the purchase of a new commercial vehicle, usually with a term of ten months; and 2) financing provided to registrant customers on the CeraPay platform, usually with a term of 30 days.

Loans receivable

Loans receivable represent loans provided to small and medium sized businesses (“SMBs”) through the CeraVest platform with a six-month term and an interest rate of 8.6% per annum. The SMBs are expected to repay the principal and interest to the Company in lump-sum at the maturity of the loan,

Accounts Receivable

Accounts receivable represents the following: i) the amount the Company expects to collect from the value added services, such as the tires, fuel and insurance financing services with the term of one to three months; ii) commissions the Company expects to collect from insurance institutions for referring its customers to buy auto insurance; iii) the reclassified past due monthly installments from long-term net investment in direct financing and sales-type leases, and short-term net investment in sales-type leases; iv) the past due CeraPay receivables, which are reclassified from other financing receivables; and v) the past due CeraVest receivables, which are reclassified from loans receivable.

Provision for doubtful accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.

The Company evaluates, on an individual basis, the collectability of its long-term net investment in direct financing and sales-type leases based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. The allowances were deducted from accounts receivable on an individual basis, and the portion in excess of accounts receivable were then deducted from the long-term net investment in direct financing and sales-type leases.

For short-term net investment in sales-type leases and other financing receivables arising from transactions with peer stores, the Company provides a general provision based on 1.5% of the ending balances. Certain various percentages of allowance are further provided when the monthly installments default, according to the aging of such defaults. Such allowances are deducted from accounts receivable, short-term net investment in sales-type leases and other financing receivables, respectively.

For loans receivables, arising from loans provided through the CeraVest platform to SMBs, the Company provides a general provision of 1% of the ending balance. For overdue receivables from CeraVest, the Company provides a general provision based on 5% of the overdue balance, which arises when the SMBs are unable to pay the loans at maturity and the loans are at default.

Overdue receivables from CeraPay result when CeraPay users do not fully repay any outstanding amounts by the end of their monthly billing cycle. For overdue receivables from CeraPay, the Company provides a general provision based on 5.0% of the overdue balances.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of accounts receivable from sales of commercial vehicles and, investment in direct financing and sales-type leases and other financing receivables. Credit risk concentration with respect to accounts receivables and, investments in leases and other financing receivables is reduced because a large number of diverse customers over a wide geographic area make up the Company’s customer base.

Inventories

Inventories are stated at the lower of cost or market. The Company uses the specific identification method to value commercial vehicles and the first-in, first-out method (“FIFO”) to account for parts inventories.  A reserve of specific inventory units and parts inventories is maintained where the cost exceeds the estimated net realizable value.

Property, Equipment, Leasehold Improvements and Construction in progress

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. All depreciation is included in operating expenses on the accompanying unaudited condensed consolidated statements of income and comprehensive income. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the useful life of the related asset.

The estimated useful lives of property, equipment and leasehold improvements are as follows:

Useful life
Buildings	40 years
Equipment	5 - 10 years
Furniture and fixtures	5 - 10 years
Company automobiles	3 - 5 years
Leasehold improvements	Shorter of the remaining lease terms and estimated useful lives

Expenditures for major additions or improvements that extend the useful lives of assets are capitalized. Minor replacements, maintenance and repairs that do not improve or extend the lives of such assets are expensed as incurred.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition where the fair value is lower than the carrying value, measurement of an impairment loss is recognized in the statements of operations and comprehensive income (loss) for the difference between the fair value, using the expected future discounted cash flows, and the carrying value of the assets. No impairment of long-lived assets was recognized for the periods presented.

Note financing payables

Note financing payables represent amounts received from investors through the CeraVest platform for the purchases of interest-bearing notes that corresponds to CeraVest loans receivables. The payables have a maturity period of six months from the initial purchase and an interest rate of approximately 8.6% per annum. The principal and interest is paid to the investors on the maturity date.

The transfer of financial assets originating from the CeraVest platform to investors does not meet the criteria of a sale of financial assets because the Company believes it still has continuing involvement and maintains effective control of the financial assets. Accordingly, the proceeds received from the investors under the financing agreement are accounted for as secured borrowings called note financing payables.

Long-term bonds payable

Long-term bonds payable represent securitized bonds sold to qualified investors pursuant to China Securities Regulatory Commission (CSRC) 2014 announcement No. 49 regarding asset securitizations. Pursuant to this announcement, as of June 30, 2015 the Company securitized approximately $101.8 million of sales-type leases, which were sold to qualified investors. The bonds bear interest at rates from 6.8% to 7.9% per annum, have a maturity of approximately 2.5 years and bear credit ratings of AA to AAA. The bonds are tradable on the Shanghai Stock Exchange Integrated Electronic Platform for Fixed-income Securities. The bonds are issued at par with the bond rate equivalent to the market rate and are guaranteed by and Mr. Li.

Fair Value of Financial Instruments

Financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses, other financing receivables, loans receivable, short-term net investment in sales-type leases, current maturity of net investment in direct financing and sales-type leases, accounts payable, due to affiliates, short-term borrowings, note financing payables, other payables and accrued liabilities, customer deposits, long-term bonds payable and long-term borrowings. The carrying amounts of the short-term financial instruments at June 30, 2015 and December 31, 2014 approximated their fair values because of their short maturities or existence of variable interest rates, which reflect current market rates. For long-term financial instruments, the carrying amount approximates its fair value since the interest rates applied to determine the carrying amount is close to the market interest rates for similar types of long-term instruments. When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information that the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net income or loss.

A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs are used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financing Arrangement with CITIC Bank

Under the financing arrangement with CITIC Bank, which began in March 2013, the Company’s customers obtain financing from CITIC while the Company provides a guarantee. The Company enters into a lease contract directly with the customer and also enters into a contractual obligation to repay the financing on behalf of the customer. The CITIC financing has a 24-month term and as a result the Company recognizes a long-term liability for amounts borrowed under the CITIC financing arrangement. Since January 2014, the Company does not anticipate further utilizing the financing arrangement in the future.

Comprehensive Income (Loss)

U.S. GAAP generally requires that recognized revenue, expenses, gains and losses be included in net income or loss. Although certain changes in assets and liabilities are reported as separate components of the equity section of the consolidated balance sheet, such items, along with net income, are components of comprehensive income or loss. The components of other comprehensive income or loss consist solely of foreign currency translation adjustments.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability and guarantees provided to CITIC Bank for the financing arrangement. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Revenue Recognition

Commercial vehicles

The Company recognizes its long-term commercial vehicle lease financing arrangement, as well as the short-term commercial vehicle leases under the peer stores business and financing arrangement with China CITIC Bank, as sales-type leases.  For new commercial vehicles financed by the Company, the Company recognizes revenue when the following conditions are met: (a) when the lease contract is signed, (b) when the customer has taken possession of the vehicle, and (c) if the collectability of owed amounts are reasonably assured. The Company recognizes revenue using the fair value of the commercial vehicles by reference to the retail market price of the vehicles. The Company also records the sale of the GPS tracking unit sold to the lessee upon the transfer of the title and delivery of the product. These revenues are recorded as “Commercial Vehicles”.

Finance

The Company recognizes its second-hand vehicle lease financing arrangement as a direct financing lease because it does not give rise to dealer’s profit or loss to the Company. Under the second-hand vehicle lease financing program, the Company holds the title of the new or used vehicle and then transfers title to the customer at the end of the lease term. The excess of aggregate lease rentals over the acquisition cost of the leased second-hand vehicle constitutes unearned lease income to be taken into income over the lease term by using the effective interest method.

A membership fee is charged to all lessees for the privilege of utilizing the Company’s store branch network for certain services, which include general support services, licensing and permit services, insurance services and registration services. The membership fee is charged and collected by the Company when a direct financing and sales-type lease is signed. The Company records the amount as a deduction of minimum lease payment receivable. Revenue from our membership fee is deferred and recognized ratably over the term of the direct financing and sales-type lease. The difference between the gross investment in the lease and the fair value of the commercial vehicles is recorded as unearned income and amortized based on the effective interest rate method over the lease term. Management servicing fees are recognized when services are rendered.

With respect to the value added services (tires, fuel, insurance financing services), the Company provides one to three months of revolving credit facilities to eligible customers, from which tires, fuel and insurance services that is charged and collected at the beginning of the financing period is deferred and recognized ratably based on the effective interest rate method over the term of the financing period.

For financing provided to peer stores for the insurance and taxes related to the purchase of a new commercial vehicle, the Company charges peer stores an up-front service fee which is collected at the beginning of the financing period and is deferred and recognized ratably based on the effective interest rate method over the term of the financing period.

The Company recognizes interest income on CeraVest loans based on the effective interest rate method over the term of the financing period.

Interest from direct financing and sales-type leases, the membership fee amortization, management servicing fee, interest from value added services, service fee for the financing of the insurance and taxes under the peer stores business and interest on CeraVest loans are recorded as “Finance”.

Recognition of income is suspended and a lease/receivable is placed on non-accrual status when management determines that collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the lease/receivable becomes contractually current and/or collection doubts are removed. Cash receipts on impaired leases/receivable are recorded against the net investment/receivable and then to any unrecognized income.

Insurance and service

The Company also receives commissions from insurance institutions for referring its customers to buy auto insurance. Insurance commission and agency income is recorded when the insurance contract is signed and the insurance premium is paid to the insurance company. The insurance commission and agency fee is recorded as “Insurance and service.”

Penalty income generated from the lessees and CeraPay users for late payment is recognized when the payment is overdue and the collectability is reasonably assured. This income is recorded as “Insurance and service”.

CeraPay merchants are charged transaction fees of approximately 2%, which are recorded as “Insurance and service” when incurred.

Property lease and management

Minimum contractual rental income related to office leases are recognized on a straight-line basis over the terms of the respective leases. Straight-line rental revenue commences when the customer assumes control of the leased premises. In accordance with the Company's standard lease terms, rental payments are generally due on a monthly basis. Deferred rent receivable represents the cumulative difference between rental revenue as recorded on a straight-line basis and rents received from the tenants. As of June 30, 2015, about USD1.5 million deferred rent receivable was recorded. Tenant recovery revenue includes payments from tenants as reimbursements for management fees and utilities, etc., which are recognized when the related expenses are incurred. Rental from office lease and tenant recovery revenue together were recorded as “Property lease and management.”

Cost of Sales

Cost of sales from commercial vehicles consists of the purchase price of the leased vehicle plus the direct labor and other costs of the operations.

Cost of sales from insurance and service consists of insurance commissions plus the direct labor and other costs of the operations.

Cost of sales for property lease and management consists of renovation costs, depreciation for the leased out portion of the Kai Yuan Center, real estate taxes and salaries for customer service and maintenance personnel.

Advertising and Publicity

The Company expenses advertising costs as incurred. Advertising expenses totaled approximately $268,000 and $199,000 for the six months ended June 30, 2015 and 2014, respectively, and $116,000 and $110,000 for the three months ended June 30, 2015 and 2014, respectively, and are included in selling and marketing expense in the accompanying consolidated statements of operation.

Value added Tax and Business Tax

In the PRC, value added tax (the “VAT”) of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

The Company’s PRC subsidiaries are also subject to business tax of 5% for their revenues from membership fee, interest from sales-type leases, management servicing fee, commission fee and revenues from tires, fuel and insurance financing services, which are recognized after net off business tax. The office leasing segment is also subject to business tax of 5% on rental income.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief executive officer, in deciding how to allocate resources and assessing performance. All of the Company’s sales are generated in the PRC and substantially all of the Company’s assets are located in the PRC. The Company’s operations consist of three reporting and operating segments: 1.) The commercial vehicle sales, servicing, leasing and support business, 2.) Internet-based business, and 3.) Office leasing business.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with generally accepted accounting principles. Companies with complex capital structures are to present basic and diluted EPS. Basic EPS is measured as the income available to ordinary shareholders divided by the weighted average ordinary shares outstanding for the period. For basic EPS, the weighted average number of shares outstanding for the period includes contingently issuable shares (i.e., shares issuable for little or no cash consideration upon the satisfaction of the conditions of a contingent stock agreement) as of the date that all necessary conditions have been met. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Basic and diluted earnings per share for each of the periods presented are calculated as follows (in thousands, except share and per share data):

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income	$3,011	$4,399	$5,678	$1,800
Weighted average number of common shares outstanding – Basic	23,549,644	23,549,503	23,549,644	23,548,571
Stock options	708,391	434,984	712,606	270,857
Weighted average number of common shares outstanding – Diluted	24,258,035	23,984,487	24,262,250	23,819,428
Earnings per share
Basic	$0.13	$0.19	$0.24	$0.08
Diluted	$0.12	$0.18	$0.23	$0.08

Share-Based Payments

The Company records all share-based payments, including grants of employee stock options to employees, in the financial statements based on their fair values on grant date and amortizes to expense on straight-line basis over the vesting period. The Company used the Black-Scholes option-pricing model to estimate the fair value of the options at the date of grant. On August 6, 2012, the Company’s board of directors determined to amend certain Share Option Award Agreements entered into pursuant to the Incentive Plan to reduce the exercise price per share thereunder to the current fair market value of the Company’s ordinary shares. The Company used the binomial model to estimate the fair value of repriced options as the Company has reassessed the exercise pattern and determined that going forward a Binomial Pricing model is a better model for estimating the fair values of options.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s condensed consolidated financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE

Summaries of accounts receivable are as follows (in thousands):

	June 30,	December 31,
	2015	2014
	(unaudited)

Long-term net investment in direct financing and sales-type lease	$60,845	$53,858
Short-term net investment in sales-type leases	1,532	381
Overdue receivable from CeraPay	14,321	—
Overdue receivable from CeraVest	966	—
Receivable from value-added services	1,693	1,912
Receivable from insurance commissions	865	1,838
Others	3	—
Less: Allowance for doubtful accounts	(33,760)	(29,074)
	$46,465	$28,915

Long-term net investment in direct financing and sales-type lease and short-term net investment in sales-type leases included into the accounts receivable represents the monthly payments that are overdue and delinquent. Overdue receivable from CeraPay represents amounts from CeraPay users who did not fully settle outstanding balances by their monthly repayment date. Overdue receivable from CeraVest represents amounts from borrowers that have not been repaid on time and are overdue.

NOTE 4 –PREPAID EXPENSES AND OTHER CURRENT ASSETS

Summaries of prepaid expenses and other current assets are as follows (in thousands):

	June 30,	December 31,
	2015	2014
	(unaudited)

Temporary advances to employees	$506	$302
Prepaid rent	860	1,217
Prepaid other taxes	59	701
Prepaid fuel charges	—	17
Prepaid insurance	1,123	1,190
Deposits for inventories	600	—
Due from third party	4,910	—
Other current assets	2,677	2,093
Total	$10,735	$5,520

Prepaid insurance mainly includes the amount prepaid by the Company on behalf of the customers for its insurance agency business. Due from third party represents a short term interest bearing advance made to a third party in June 2015. The amounts due bore interest at 1% per month and were fully repaid in August 2015. Other current assets mainly include short-term advances made to third parties, such as to petrol companies and to customers for insurance claims.

NOTE 5 – LOANS RECEIVABLE

The following lists the components of loans receivable (in thousands):

	June 30,	December 31,
	2015	2014
	(unaudited)

Minimum financing payments receivable	$125,609	$20,018
Less: Allowance for doubtful accounts	(1,194)	(199)
Net minimum financing payments receivable	124,415	19,819
Less: unearned interest income	(3,228)	(714)

Loans receivable, net	$121,187	$19,105

Loans receivable arise from loans made from the CeraVest P2P platform, for which the Company enters into a six-month lending agreement with SMBs with principal and interest payable in full at maturity by the SMBs. As of June 30, 2015 the effective interest rate charged for CeraVest loans was approximately 8.6% per annum.

NOTE 6 – OTHER FINANCING RECEIVABLES

The following lists the components of other financing receivables (in thousands):

	June 30,	December 31,
	2015	2014
	(unaudited)

Minimum financing payments receivable (CeraPay)	$113,774	$12,614
Minimum financing payments receivable (Peer Stores)	1,353	17,543
Less: Allowance for doubtful accounts	(14)	(175)
Net minimum financing payments receivable	115,113	29,982
Less: unearned interest income	(17)	(581)

Other financing receivables	$115,096	$29,401

Other financing receivables arise from:

·	Outstanding receivables from CeraPay users, which are due and payable in full on a monthly basis.

·	The financing for the insurance and taxes related to the purchase of a new commercial vehicle as part of the peer stores business, for which the Company enters into monthly installment arrangements with its customers for approximately 10 months;

For commercial vehicles purchased through peer stores, the majority shareholder or the legal representative of the peer store provides a full guarantee to the Company and also the peer store provides a pledge of the ownership of the commercial vehicle to the Company to secure the installment payments. As of June 30, 2015 and December 31, 2014, the aggregate effective interest rate on the financing for insurance and taxes related to the purchase of a new commercial vehicle through peer stores is approximately 12.89% per annum. For CeraPay receivables, the user must pass through an application process and provide guarantees and collateral such as a commercial vehicle, security deposit or real estate.

NOTE 7 – SHORT-TERM NET INVESTMENT IN SALES-TYPE LEASES

The following lists the components of the short-term net investment in sales-type leases (in thousands):

	June 30	December 31,
	2015	2014
	(unaudited)

Minimum lease payments receivable	$34,946	$58,976
Less: Allowance for doubtful accounts	(349)	(590)
Net minimum lease payments receivable	34,597	58,386
Less: unearned interest income	(661)	(1,411)

Short-term net investment in sales-type leases	$33,936	$56,975

Short-term net investment in sales-type leases arises when the Company provides financing to the peer stores for the purchase of commercial vehicles, for which the Company enters into monthly installment arrangements with the peer store for 12 months. As of June 30, 2015 and December 31, 2014, the aggregate effective interest rate on short-term net investment in sales-type leases is approximately 6.00% and 5.71% per annum, respectively.

NOTE 8 – LONG-TERM NET INVESTMENT IN DIRECT FINANCING AND SALES-TYPE LEASES

The following lists the components of the long-term net investment in direct financing and sales-type leases (in thousands):

	June 30,	December 31,
	2015	2014
	(unaudited)

Minimum lease payments receivable	$205,690	$373,054
Less: Allowance for doubtful accounts	(3)	(22)
Net minimum lease payments receivable	205,687	373,032
Less: unearned interest income	(13,452)	(27,879)

Long-term net investment in direct financing and sales-type leases	192,235	345,153
Less: Current maturities of long-term net investment in direct financing and sales-type leases	(173,315)	(285,983)

Long-term net investment in direct financing and sales-type leases, net of current maturities	$18,920	$59,170

Long-term net investment in direct financing and sales-type leases arises from the sale of commercial vehicles, for which the Company enters into monthly installment arrangements with its customers for approximately 2 years. The legal titles of the commercial vehicles are transferred to the customer when all the outstanding lease payments are fully settled. There is no unguaranteed residual value at the end of the lease upon the transfer of the lease. As of June 30, 2015 and December 31, 2014, the aggregate effective interest rate on direct financing and sales-type leases is approximately 13.31% and 12.71% per annum, respectively.

At June 30, 2015, future minimum lease payments are as follows (in thousands):

	Years Ending December 31,
	2015	2016	2017	Total

Net minimum lease payments receivable	$127,262	$75,354	$3,071	$205,687
Less: unearned interest income	(9,282)	(4,076)	(94)	(13,452)
Long-term net investment in direct financing and sales-type leases	$117,980	$71,278	$2,977	$192,235

NOTE 9 – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Summaries of property, equipment and leasehold improvements are as follows (in thousands):

	June 30,	December 31,
	2015	2014
	(unaudited)

Buildings and leasehold improvements	$75,679	$75,658
Furniture and fixtures	7,745	7,556
Equipment	6,221	6,215
Company automobiles	1,615	1,619
Total	91,260	91,048

Less: Accumulated depreciation and amortization	(12,562)	(10,896)
Property, equipment and leasehold improvements, net	$78,698	$80,152

Depreciation and amortization expense for the operations was approximately $1,877,000 and $1,966,000 for the six months ended June 30, 2015 and 2014, respectively, and $919,000 and $978,000 for the three months ended June 30, 2015 and 2014, respectively..

The following schedule provides an analysis of Fincera’s investment in property on operating leases and property held for lease by major classes as of June 30, 2015 and December 31, 2014 (in thousands):

	June 30,	December 31,
	2015	2014
	(unaudited)

Buildings and leasehold improvements	$62,876	$62,983
Equipment	5,261	5,269
Total	68,137	68,252

Less: Accumulated depreciation	(4,261)	(3,270)
Total	$63,876	$64,982

NOTE 10 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following (in thousands):

	June 30,	December 31,
	2015	2014
	(unaudited)

Accrued expenses	$2,811	$2,564
Business and other tax payables	7,259	6,666
Salary payable	1,530	2,017
Temporary receipt of insurance premium	125	126
Temporary receipt of insurance claims	1,627	1,362
Deposits received	2,864	2,333
CeraVest security deposits	12,158	1,998
Interest payable	341	498
Other current liabilities	2,723	2,557
Total	$31,438	$20,121

Deposits received represented security deposits received from staff and customer deposits. CeraVest security deposits represent deposits from SMBs of the CeraVest business, who customarily remit 10% of loan proceeds as a security deposit. Temporary receipt of insurance premium represents the premium collected from customers but not yet paid to the insurance company. Temporary receipt of insurance claims represents the insurance claims received but not yet released to the relevant customers. Other current liabilities mainly include the unpaid expenses reimbursement due to staff, deposit received for property lease and withholding taxes collected from customers for the value-added services.

NOTE 11 – LONG-TERM PAYABLES

Long-term payables represent security deposits from customers.

(in thousands)	June 30,	December 31,
	2015	2014
	(unaudited)

Security deposits from customers	$5,197	9,102

Security deposits are required from customers as a condition of leasing a commercial vehicle. The security deposit is returned to the customer after the successful conclusion of the lease. The standard length of our leases is 26 months. At June 30, 2015, future security deposits due to be returned to customers assuming successful conclusions of the related leases are as follows (in thousands):

	Years Ending December 31,
	2015	2016	2017	Total
Security deposits from customers	$2,063	$2,770	$364	$5,197

Long-term payables from the financing arrangement consist of the following (in thousands):

	June 30,	December 31,
	2015	2014
	(unaudited)

Total amounts due under financing arrangement	$162	$924
Less: Unrealized interest expense	(1)	(25)
Net amounts due under financing arrangement	$161	$899
Amounts due under financing arrangement, current	(161)	(899)
Amounts due under financing arrangement, non-current	$—	$—

Under the financing arrangement with CITIC Bank, the Company’s customers obtain financing from CITIC while the Company provides a guarantee. The Company enters into a lease contract directly with the customer and also enters into a contractual obligation to repay the financing on behalf of the customer. The CITIC financing has a 24-month term and as a result the Company recognizes a long-term liability for amounts borrowed under the CITIC financing arrangement.

The loans bore interest at rates in the range of 7.46% to 8.27% as of June 30, 2015, are denominated in RMB and have terms maturing within one year.

NOTE 12 – THIRD PARTY BORROWINGS

Short-term borrowings

A summary of the Company’s short-term borrowings is as follows (in thousands):

	Weighted-average interest rate
	June 30,	December 31,		June 30,	December 31,
	2015	2014	Maturities	2015	2014
				(unaudited)

Short-term bank loans	6.76%	7.07%	November 2015 to March 2016	$98,142	$155,342

Short-term bank loans represent loans from local banks that were used for working capital and capital expenditures purposes. The loans bore interest at rates in the range of 6.63% to 6.90% as of June 30, 2015, are denominated in RMB and have terms maturing within one year. All of the loans due before the filing date were repaid.

Long-term borrowings

A summary of the Company’s long-term borrowings is as follows (in thousands):

	Weighted- average interest rate
	June 30,	December 31,		June 30,	December 31,
	2015	2014	Maturities	2015	2014
				(unaudited)

Long-term bank loans	6.77%	6.77%	August 2016	$16,357	$17,159
Less: current maturities of long-term bank loans	6.77%	6.77%		3,271	2,451
Long-term bank loans				$13,086	14,708

Long-term bank loans represent a loan from a local bank that was used for working capital purposes. The loan bears interest at 6.77% as of June 30, 2015, is denominated in RMB and will mature in August 2016.

The total carrying amount of property, equipment and leasehold improvements that have been pledged as collateral to secure financing from commercial banks is $72.1 million and $43.3 million as of June 30, 2015 and December 31, 2014 respectively. The total carrying amount of long-term net investment in direct financing and sales-type lease receivables that have been pledged as collateral to secure financing from commercial banks is nil and $330.9 million as of June 30, 2015 and December 31, 2014, respectively. The total carrying amount of accounts receivable that have been pledged as collateral to secure financing from commercial banks is nil and $9.4 million as of June 30, 2015 and December 31, 2014 respectively.

NOTE 13 – NOTE FINANCING PAYABLES

A summary of the Company’s note financing payables is as follows (in thousands):

	Weighted-average interest rate
	June 30,	December 31,		June 30,	December 31,
	2015	2014	Maturities	2015	2014
				(unaudited)

Note financing payables	8.47%	—%	June 2015 to December 2015	$79,374	$—

Note financing payables represent funds provided by investors through the CeraVest platform for the purpose of funding CeraVest loans. These payables bear interest at a weighted average interest rate of 8.47% per annum as of June 30, 2015 and have a six-month term. All note financing payables are secured by the counterpart loans receivable.

NOTE 14 – LONG-TERM BONDS PAYABLE

A summary of the Company’s long-term bonds payable is as follows (in thousands):

	Weighted-average interest rate
	June 30,	December 31,		June 30,	December 31,
	2015	2014	Maturities	2015	2014
				(unaudited)

long-term bonds payable	6.93%	—%	January 2018	$101,837	$—

Long-term bonds payable represent securitized bonds sold to qualified investors pursuant to China Securities Regulatory Commission 2014 announcement No. 49 regarding asset securitizations. Pursuant to this announcement, in June 2015 the Company securitized approximately $101.8 million of sales-type leases, which were sold to qualified investors. The bonds bear interest at rates from 6.8% to 7.9% per annum, have a maturity of approximately 2.5 years and bear credit ratings of AA to AAA. The bonds are tradable on the Shanghai Stock Exchange Integrated Electronic Platform for Fixed-income Securities. The bonds are issued at par with the bond rate equivalent to the market rate and the Company does not elect to use the fair value method for its disclosure. The bonds are guaranteed by Mr. Li.

NOTE 15 – INCOME TAXES

Cayman Islands: Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.

Hong Kong: The Company’s subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the three months ended June 30, 2015 and during 2014. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

China: The foreign invested enterprises and domestic companies are generally subject to enterprise income tax at a uniform rate of 25%.

Summaries of the income tax provision (benefit) in the condensed consolidated statements of income are as follows (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

Current	$2,083	$3,134	$4,565	$5,491
Deferred	(628)	(1,367)	(2,003)	(2,698)
Total	$1,455	$1,767	$2,562	$2,793

The tax effects of temporary differences representing deferred income tax assets (liabilities) result principally from the following (in thousands):

	June 30,	December 31,
	2015	2014
	(unaudited)
Current
Deferred income tax assets:
Provision for doubtful accounts	$8,849	$7,531
Accrued liabilities	1,960	1,604
Tax loss carry forward	1,740	1,470
Other temporary differences	551	455
Net deferred income tax assets – current	13,100	11,060

Deferred income tax liabilities – current
Unearned income	(2,857)	(2,309)

Net deferred income tax assets – current	$10,243	$8,751

Non-current
Deferred income tax assets:
Accrued liabilities	$1,774	$1,773
Tax loss carry forward	5,221	4,411
Deferred income tax assets – non-current	6,995	6,184

Deferred income tax liabilities:
Unearned income	(385)	(104)

Deferred income tax assets – non-current	$6,610	$6,080

As of June 30, 2015 and December 31, 2014, deferred income tax assets derived from accrued liabilities, unearned income, tax loss carried forward, provision for doubtful accounts and other temporary differences arose from the same tax jurisdictions in China with the deferred income tax liabilities. Therefore, the respective deferred income tax assets and liabilities were net off for presentation.

At June 30, 2015, the Company had $27.8 million of tax loss carry forwards that expire through December 31, 2019.

The difference between the effective income tax rate and the expected statutory rate was as follows:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Statutory rate	25.0%	25.0%	25.0%	25.0%

Non-deductible expenses	0.5%	6.4%	1.9%	39.8%

Non-taxable income	0.0%	(1.6)%	(0.5)%	(0.2)%

Effect of rate differences in various transportation centers and others	5.0%	(1.3)%	4.3%	(3.7)%

Effective tax rate	29.3%	28.6%	29.6%	60.9%

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Non-deductible expenses are mainly related to the share based payment, the $4.35 million civil penalty to the SEC, and legal fees related to an SEC lawsuit that was settled in June 2014. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Company did not have any significant interest and penalties associated with uncertain tax positions for the three months and six months ended June 30, 2015 and 2014. As of June 30, 2015 and December 31, 2014, the Company did not have any significant unrecognized uncertain tax positions.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases. Rent expense amounted to $1,481,000 and $1,522,000 for the six months ended June 30, 2015 and 2014, respectively, and $713,000 and $745,000for the three months ended June 30, 2015 and 2014, respectively.

Future minimum payments under long-term, non-cancelable leases as of June 30, 2015, are as follows (in thousands):

Year Ending December 31,	Future Minimum Payments
2015 (six months)	$187
2016	588
2017	160
2018	19
2019	—
Total	$954

Legal Proceedings

In the opinion of management, there are no material claims, assessments or litigation pending against the Company.

Other Guarantees

In March 2013, Ganglian Finance Leasing entered into a financing arrangement with CITIC Bank, whereby CITIC Bank agreed to provide up to 50% of the financing to Ganglian Finance Leasing’s lessees of commercial vehicles. Ganglian Finance Leasing agreed to provide a full guarantee to CITIC Bank for such financing and provided a pledge of the ownership of the commercial vehicle to CITIC Bank to secure its guarantees. As of June 30, 2015, the loan balance guaranteed by the Company amounted to $161,000, which was the maximum potential further payment the Company would be obligated to make, in the event that the customer is unable to make the repayment due. Should the Company be required to pay any portion of the loan, it would attempt to recover some or the entire amount from the customer and disposal of pledged commercial vehicles. The Company believes that the possibility of loss is remote.

NOTE 17 – FUTURE MINIMUM RENTAL INCOME UNDER OPERATING LEASES

Fincera’s operations include the leasing of commercial property at the Kai Yuan Center. The leases thereon expire at various dates through 2018. The following is a schedule of minimum future rents on non-cancelable operating leases at June 30, 2015 (in thousands):

Year Ending December 31,	Future Minimum Rentals
2015 (six months)	$5,599
2016	8,514
2017	3,588
2018	205
Total	$17,906

There are no contingent rentals as of June 30, 2015.

NOTE 18 – SEGMENT REPORTING

The Company measures segment income as gross profit less interest expenses.  The reportable segments are components of the Company which offer different products or services and are separately managed, with separate financial information available that is separately evaluated regularly by the Company’s Chief Executive Officer in determining the performance of the business. Income tax expenses are not allocated to the segments.

The Company operated three segments: commercial vehicle sales, servicing, leasing and support segment, Internet-based business segment and office leasing segment.

Three months ended June 30, 2015

(in thousands)

	Commercial Vehicles, Finance and Insurance Businesses	Internet-based business	Office Leasing	Totals

Segment revenues	$66,301	$7,884	$2,358	$76,543

Cost of sales	$54,540	$—	$556	$55,096

Gross profit	$11,761	$7,884	$1,802	$21,447

Interest expense	$2,745	$3,031	$—	$5,776

Six months ended June 30, 2015

(in thousands)

	Commercial Vehicles, Finance and Insurance Businesses	Internet-based business	Office Leasing	Totals

Segment revenues	$131,625	$11,610	$4,491	$147,726

Cost of sales	$105,814	$—	$1,126	$106,940

Gross profit	$25,811	$11,610	$3,365	$40,786

Interest expense	$5,734	$5,170	$—	$10,904

Three months ended June 30, 2014

(in thousands)

	Commercial Vehicles, Finance and Insurance Businesses	Internet-based business	Office Leasing	Totals

Segment revenues	$252,247	$—	$950	$253,197

Cost of sales	$227,925	$—	$613	$228,538

Gross profit	$24,322	$—	$337	$24,659

Interest expense	$5,916	$—	$—	$5,916

Six months ended June 30, 2014

(in thousands)

	Commercial Vehicles, Finance and Insurance Businesses	Internet-based business	Office Leasing	Totals

Segment revenues	$410,236	$—	$1,402	$411,638

Cost of sales	$365,991	$—	$1,245	$367,236

Gross profit	$44,245	$—	$157	$44,402

Interest expense	$10,445	$—	$—	$10,445

The carrying values of the assets of the office leasing segment as of June 30, 2015 and December 31, 2014 are $92.5 million and $93.4 million, respectively. The remaining carrying values of assets as of June 30, 2015 and December 31, 2014 are $587.5 million and $519.2 million, respectively, which are related to the commercial vehicles, finance and insurance segment and the Internet-based business segment.

NOTE 19 – RELATED PARTY BALANCES AND TRANSACTIONS

Prepaid expenses, related party:

During the periods presented, the Company has paid the interest to Xinji Beiguo Mall Limited Liability Company (“Xinji Beiguo Mall”) in advance in order to facilitate a faster payment speed.

The outstanding amounts of prepaid expense, related party as of June 30, 2015 and December 31, 2014 were as follows (in thousands):

		June 30,	December 31,
	Note	2015	2014

Xinji Beiguo Mall	(1)	947	50
Total		$—	$50

Note:

(1)	Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%.

Other financing receivables, net, related party:

During the periods presented, the Company had provided loans to Yuanshi County Natural Gas Sales Company. The balance was repaid prior to June 2015.

The outstanding amounts of other financing receivable, net, related party as of June 30, 2015 and 2013 were as follows (in thousands):

		June 30,	December 31,
	Note	2015	2014

Yuanshi County Natural Gas Sales Company	(1)	—	782
Total		$—	$782

Note:

(1)	Entity controlled by Mr. Li’s brother.

Due to affiliates:

During the periods presented, the Company has borrowed from the Company’s Chairman and Chief Executive Officer, Mr. Li, Honest Best and companies affiliated with Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs.

The amount due to Alliance Rich represented a portion of the consideration paid in the acquisition of Heat Planet. The amount was payable within six months of occupation of the Kai Yuan Center by the Company, which was completed in April 2013 and delivery of the audited financial statements for the five months ended May 31, 2012 of Heat Planet, which were delivered in December 2012. In October 2013, the unpaid amount began to accrue interest at the one-year rate announced by the People’s Bank of China (4.85% as of June 30, 2015). As of June 30, 2015 approximately $4.0 million is still owed to Alliance Rich for the acquisition of Heat Planet.

In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum, and amounts owed continue to be unsecured and due on demand by the lender.

Hebei Ruijie Hotel Management Company charges interest at 5.60% per annum on amounts owed to it.

The amount due to Mr. Li and Smart Success Investment Limited (“Smart Success”) were non-interest bearing, unsecured and due on demand by the lenders.

The outstanding amounts due to related parties as of June 30, 2015 and December 31, 2014 were as follows (in thousands):

		June 30,	December 31,
	Notes	2015	2014
		(unaudited)

Mr. Li		$144	$144
Alliance Rich	(1)	4,002	3,917
Hebei Kaiyuan	(1)	6,012	5,807
Smart Success	(1)	9	9
Hebei Ruijie Hotel Management Company	(1)	74	15,690
Yuanshi County Natural Gas Sales Company	(2)	—	77
Total		$10,241	$25,644

Notes:

(1)	Entity controlled by Mr. Li.
(2)	Entity controlled by Mr. Li’s brother.

Accounts payable, related party:

During the periods presented, the Company purchased commercial vehicles from Ruituo, a company controlled by Mr. Li’s brother. The amount due to Ruituo is unsecured and due on demand by Ruituo. In October 2011, Ruituo began charging to the Company interest at approximately 8.00% per annum, based on the weighted average outstanding payable balances at month end.

In December 2013, the Company began obtaining short-term trade financing to purchase commercial vehicles from Beiguo Auto and Xinji Beiguo Mall, companies affiliated with Mr. Li. Mr. Li holds 20.92% of indirect beneficial ownership in both Beiguo Auto and Xinji Beiguo Mall. The Company pays a financing charge of approximately 9% per annum to Beiguo Auto and Xinji Beiguo Mall for the funds obtained due to this financing arrangement. The financing arrangement is personally guaranteed by Mr. Li, who has a long term business relationship with Beiguo, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days.

The outstanding amounts of accounts payable, related parties as of June 30, 2015 and December 31, 2014 was as follows (in thousands):

	June 30,	December 31,
	2015	2014
	(unaudited)

Ruituo	$—	$66,633
Beiguo Auto	$222	$16,978
Xinji Beiguo Mall	$45,108	$24,600
	45,330	108,211

Deposits for inventory, related party:

During the periods presented, the Company made prepayments for inventories to Ruituo to purchase commercial vehicles. The amount is non-interest bearing and unsecured.

The outstanding amounts of deposits for inventories, related party as of June 30, 2015 and December 31, 2014 was as follows (in thousands):

	June 30,	December 31,
	2015	2014
	(unaudited)

Ruituo	$14,020	$—
	14,020	—

Related Party Transactions

During the periods presented, the details of the related party transactions were as follows (in thousands):

		Six months ended June 30,
	Notes	2015	2014
		(unaudited)	(unaudited)
Capital nature:
Hebei Kaiyuan	(1) (a)	$—	$21,178
Hebei Kaiyuan	(1) (b)	—	9,937
Hebei Kaiyuan	(1) (d)	199	338
Hebei Ruijie Hotel Management Company	(1) (a)	24,472	24,436
Hebei Ruijie Hotel Management Company	(1) (b)	39,776	—
Hebei Ruijie Hotel Management Company	(1) (d)	581	—
Ruituo	(3)(a)	24,472	24,436
Mr. Li	(4) (a)	183,868	118,922
Alliance Rich	(1) (d)	84	760
Hebei Shengrong Investment Co. Ltd.	(1) (a)	16,314	—
Mr. Wei	(6) (a)	16,314	—

Trading nature:
Ruituo	(3) (c)	57,613	245,392
Ruituo	(3) (d)	1,021	1,023
Beiguo Auto	(5) (c)	216	20,915
Beiguo Auto	(5) (d)	76	1,032
Xinji Beiguo Mall	(5) (c)	43,650	80,329
Xinji Beiguo Mall	(5) (d)	985	1,496
Hebei Ruijie Hotel Management	(1) (e)	572	—

Notes:

(1)	Entity controlled by Mr. Li.
(2)	Entity in which Mr. Li’s brother holds a 40% equity interest.
(3)	Entity controlled by Mr. Li’s brother.
(4)	The Chairman and Chief Executive Officer of Fincera.
(5)	Entity in which Mr. Li is the indirect beneficial owner of approximately 20.92%.
(6)	The Chief Operating Officer of Fincera.

Nature of transaction:

(a)	Bank loan guarantee provided by the affiliates to the Company.
(b)	Loan provided to the Company during the period.
(c)	Sale of automobiles to the Company, including VAT, during the period.
(d)	Interest expenses incurred by the Company during the period.
(e)	Conference fees.

NOTE 20 – CREDIT QUALITY OF FINANCING RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

The Company applies a systematic methodology to determine the allowance for credit losses for account receivables and short-term investment in sales-type leases, and long-term net investments in direct financing and sales-type leases, and other financing receivables. Based upon a credit loss and risk factor analysis, since the Company only leases commercial vehicles to its customers, it considers its lessee customers as its only portfolio segment. The Company further evaluated the portfolio by the class of type of customers and securities provided for the receivables, which is defined as a level of information (below a portfolio segment) in which the receivables have the same initial measurement attribute and a similar method for assessing and monitoring credit risk.

The Company’s account receivables (excluding reclassified past due balance from short-term investment in sale-type leases) and long-term net investments in direct financing and sales-type leases consist of the receivables from the net investment in direct financing and sales-type leases and the receivables from value-added services. The Company only offers the optional value-added services to existing customers who have a history of making on-time payments with the Company. The Company controls legal title to the commercial vehicles leased to the lessee customers and it is allowed to repossess the commercial vehicles if the lessee customer defaults on its monthly installment payments (of the net investment in direct financing and sales-type leases) or the payment of value-added services. Therefore, both of these receivables are secured by the commercial vehicles leased to the lessee customers and the Company uses the same credit control to evaluate the risk of credit loss on an individual basis.

The Company’s short-term investment in sales-type leases, the past due portion reclassified to accounts receivable, and other financing receivables consist of the receivable from peer stores related to commercial vehicle and/or relevant taxes and insurance. The Company is not allowed to repossess the commercial vehicles if the lessee customer defaults on its monthly installment payments. The Company provides a general provision based on 1.5% of the ending balances. Certain various percentages of allowance are further provided when the monthly installments default, according to the aging of such defaults.

The credit quality of short-term net investment in sales-type leases, other financing receivables, long-term net investment in direct financing and sales-type leases and receivable from value-added services is reviewed on a quarterly basis. Credit quality indicators include past due and undue.

Impaired long-term net investment in direct financing and sales-type leases and receivable from value-added services

Long-term net investment in direct financing and sales-type leases and account receivables (excluding reclassified past due balance from short-term investment in sale-type leases) is considered impaired, based on current information and events, if it is probable that we will be unable to collect all amounts due according to the contractual terms of the lease. The lease with past due receivable has the highest probability for credit loss. The finance receivable is impaired when the unpaid lease contract amount with past due receivable exceeds the most probable source of repayment, and the difference is recognized as allowance of credit loss, which will be allocated to accounts receivable and the excess portion, if any, to long-term net investment in direct financing and sales-type leases. The most probable source of repayment is normally the residual value of commercial vehicles. In determining residual value of the commercial vehicles, the Company refers to the second-hand market values of the commercial vehicles as a reference.

Impaired short-term net investment in sales-type leases and other financing receivable

Short-term net investment in sales-type leases, other financing receivables is considered impaired, based on current information and event, if it has been past due for over three months, under which circumstance, additional provision is provided.

Allowance for credit loss activity

The allowance for credit loss as of June 30, 2015 and December 31, 2014, and for the six months and twelve months then ended, respectively, were as follows (in thousands):

	June 30,	December 31,
	2015	2014
	(unaudited)

Balance at the beginning of the period	$30,059	$21,280
Provision during the period	8,146	13,599
Bad debts written off	(2,887)	(4,820)
Balance at the end of the period	$35,318	$30,059

Credit quality of finance receivables

The carrying amount of the past due and undue finance receivables as of June 30, 2015 and December 31, 2014 was as follows (in thousands):

June 30, 2015 (Unaudited)	Undue	Past due	Total carrying amount

Long-term net investment in direct financing and sales-type leases	$192,235	$—	$192,235
Short-term net investment in sales-type leases	33,936	—	33,936
Other financing receivables	115,096	—	115,096
Loans receivable	121,187	—	121,187
Accounts receivables	2,336	44,129	46,465
	$464,790	$44,129	$508,919

December 31, 2014	Undue	Past due	Total carrying amount

Long-term net investment in direct financing and sales-type leases	$345,154	$—	$345,154
Short-term net investment in sales-type leases	56,975	—	56,975
Other financing receivables	30,183	—	30,183
Loans receivable	19,105	—	19,105
Accounts receivables	2,496	26,419	28,915
	$453,913	$26,419	$480,332

The carrying amount of the impaired long-term net investment in direct financing and sales-type lease as of June 30, 2015 and December 31, 2014 was as follows (in thousands):

June 30, 2015 (Unaudited)	Gross amount	Allowance for credit losses	Total carrying amount

Long-term net investment in direct financing and sales-type leases	$125	$3	$122
Accounts receivable	63,557	33,760	29,797
	$63,682	$33,763	$29,919

December 31, 2014	Gross amount	Allowance for credit losses	Total carrying amount

Long-term net investment in direct financing and sales-type leases	$1,072	$22	$1,050
Accounts receivables	41,728	29,074	12,654
	$42,800	$29,096	$13,704

For the six months ended June 30, 2015 and 2014, the related amount of interest income recognized for impaired finance receivables was $709,000, and $1,464, respectively, and was $269,000 and $730,000 for the three months ended June 30, 2015 and 2014, respectively.

NOTE 21 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the issuance of the consolidated financial statements and no subsequent event is identified.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Fincera Inc. (“Fincera,” the “Company,” “our,” or “we”), formerly known as AutoChina International Ltd., is a holding company whose only business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (“ACG”). ACG’s operations consist of 1) an Internet-based business in the commercial vehicle industry, 2) a commercial vehicle sales, leasing and support business, 3) an insurance agency business, and 4) a property lease and management business. As of August 2015, the Company has ceased to initiate new leases under its commercial vehicle sales, leasing and support business and instead is primarily focusing on developing its Internet-based business segment, which was launched in November 2014. The Company plans to continue collecting and servicing existing commercial vehicle leases until the individual leases terminate, after which time the Company plans to cease operations of its commercial vehicle sales, leasing and support business.

Internet-based business

CeraVest, launched at the end of 2014, is a proprietary peer-to-peer (“P2P”) lending platform, through which the Company offers small and medium sized businesses (“SMBs”) short-term, 6-month financing at competitive interest rates. These loans are funded through CeraVest investors, who can invest in notes through the CeraVest platform. Due to regulatory restrictions under PRC law, the SMBs assign certain individuals to apply for the loans through the platform by signing a borrowing agreement and service agreement, which state that the ownership of the debt may be transferred to CeraVest investors at the Company's option during the six-month loan period and that the interest is established at approximately 8.6% per annum. The loan is guaranteed by the SMBs and 10% of the loan is remitted to the Company as a deposit.

The debt is transferred, partly or in full, to CeraVest investors through a transfer agreement at a quoted rate of return of approximately 8.6% per annum with a 6-month term.

No clauses in the transfer agreement require the Company to repurchase any loans that are in default. However, the Company voluntarily assists investors in connection with loans that are in default to minimize their investment risk. All investments received are secured by the same amount of the counterpart loans receivables the Company is due from the borrowers.

CeraPay is an electronic payments platform that operates on the Company’s proprietary closed-loop network. Having features similar to a credit card, CeraPay is free for users to use as long as any outstanding balances are paid in full each month. The Company charges transaction fees to merchants in the network.

The Company intends to focus primarily on developing its CeraVest, CeraPay, and other yet to be launched Internet-based businesses for the foreseeable future.

Commercial vehicle sales, leasing and support business

The Company owns a store branch network in different regions of China to provide commercial vehicle sales and services which include leasing services, general support services, licensing and permit services, insurance services and registration services, to its lessees. As of June 30, 2015, the Company had 555 stores in 26 provinces or provincial-level regions. Recently, the Company’s store branch network has been primarily utilized to promote the Company’s new Internet-based businesses.

Commercial Vehicle Financing Structure

Beginning in December 2010, our subsidiaries, Ganglian Finance Leasing and Chuanglian, as lessor, obtained the business licenses required to engage into vehicle leasing business and commenced to lease commercial vehicles directly. Under this new business model, the lessor purchases the commercial vehicles from Kaiyuan Auto Trade and/or Hebei Xuhua Trading, who then leases the commercial vehicles to lessees directly. The lessor, the relevant local center and customer lessee will enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Lease and Management Agreements, the parties agree that: (1) the local center will hold title to the commercial vehicle for the benefit of the lessor for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (2) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the local center; and (3) upon the completion of the lease and payment in full by the lessee of all fees, the local center will transfer title to the vehicle to the lessee upon the lessee’s request. This new business model has enabled us to conduct our commercial vehicle leasing business in China through our directly owned subsidiaries, instead of working through the VIEs only. However, the VIEs of the Auto Kaiyuan Companies are still necessary due to restrictions on foreign ownership of motor vehicle distribution businesses.

Loan guarantees

In March 2013, Ganglian Finance Leasing entered into a financing arrangement with China CITIC Bank, Shijiazhuang, Hebei Province Branch (“CITIC Bank”), whereby CITIC Bank agreed to provide up to 50% of the financing to Ganglian Finance Leasing’s lessees of commercial vehicles. Ganglian Finance Leasing agreed to provide a full guarantee to CITIC Bank for such financing and will provide a pledge of the ownership of the commercial vehicle to CITIC Bank to secure its guarantees. As of June 30, 2015, the loan balance guaranteed by the Company amounted to $161,000.

Tires and Fuel Services

We also offer our customers financing to purchase tires and diesel fuel. Under the tire purchase program, approved customers pay for new tire purchases over a 3-month term. Under the fuel purchase program, the Company offers approved customers a 1-month revolving credit facility to buy diesel fuel from selected fueling stations that have partnered with Fincera. Fincera charges customers a fee for both services and also receives commissions on customer purchases from the associated vendors.

Insurance Service

During the term of the lease, customers are required to purchase insurance covering the commercial vehicle on an annual pre-paid basis. We receive commissions on customer purchases from the associated insurance companies. We also offer our customers financing for their annual insurance premium. Beginning with the second year of a lease, approved customers may pay for their annual insurance premium over the course of 90 days. We charge customers a fee for this service.

Second-Hand Commercial Vehicle Financing Service

We offer our customers second-hand vehicle financing services, pursuant to which we provide financing for approved customers to purchase a second-hand commercial vehicle. The resulting lease is structured similarly to those that we provide to customers purchasing new commercial vehicles, with each customer having full access to Fincera’s value-added services, such as diesel, tire, and fuel financing. We expanded this service to offer a sale-leaseback program, which allows both former and new Fincera customers to place vehicles they own outright into the Company’s network to accommodate their financing needs.

We charge a service fee to the customer and require monthly payments over a term of 12 to 18 months. We recognize the second-hand vehicle leasing arrangements as a direct financing lease.

Peer Stores Business

In April 2014 the Company began working with third-party commercial vehicle financing stores (“peer stores”) to provide financing to their customers. The first two products to be offered are financing for the lease of new commercial vehicles and financing for the insurance and taxes related to the purchase of a new commercial vehicle, which were launched in April 2014 and May 2014, respectively. The Company believes that it is able to reach a much broader customer base by working with peer stores as opposed to solely through the Company’s own store branch network. In addition, the Company believes that default risk is lower when extending credit through peer stores since the majority shareholder or the legal representative of peer store acts as a guarantor and the peer store provides a pledge of the ownership of the commercial vehicle to the Company to secure the installment payments.

The peer store commercial vehicle business is similar to the Company’s normal commercial vehicle sales and other support business, except that the leasing period is 1 year with a larger down payment.

Direct Insurance Agency Service

In October 2011, we established an insurance agency company, Shijie Kaiyuan Insurance Agency Co., Ltd. (“Kaiyuan Insurance”), for the purpose of conducting our insurance agency business in China. The China Insurance Regulatory Commission has authorized Kaiyuan Insurance to act as a broker for all types of insurance, including commercial vehicle insurance. Kaiyuan Insurance commenced operations in December 2011.

The China Insurance Regulatory Commission has authorized Shijie Kaiyuan Insurance Agency Co., Ltd. (“Kaiyuan Insurance”) to act as a broker for all types of insurance, including commercial vehicle insurance. We have signed agreements with seven major insurance companies to sell insurance: China United Property Insurance Company Limited, Sinosafe General Insurance Co. Ltd. (Hua An Insurance), Ping An Insurance (Group) Company of China, Ltd., China Life Property and Casualty Insurance Company Limited, China Continent Property and Casualty Insurance Co., Ltd, China Pacific Insurance Group, and People's Insurance Company of China. We are actively seeking additional partnerships and securing additional regulatory licenses. By leveraging our existing store network, we intend to broker insurance products from a wide variety of carriers to existing and new customers and have the opportunity to offer not only commercial vehicle insurance but also a wide range of other insurance products in the future, such as business property insurance, homeowners insurance, and life insurance. All of our commercial vehicle sales and leasing centers provide these insurance services.

Property lease and management business

We own and lease out office space in the Kai Yuan Center, which is a 54 story large-scale commercial building with hotel, office and ancillary facilities, erected on a land parcel with a site area of approximately 10,601 square meters in the central business district of Shijiazhuang, China. We own floors 5 to 11 and 13 to 27, which comprises a total gross floor area of approximately 62,972 square meters. A Hilton hotel managed by Hilton Worldwide occupies the uppermost floors of the Kai Yuan Center. Our corporate headquarters occupies floors 5, 26 and 27 and we lease out the space that we do not occupy, consisting of approximately 56,092 square meters. As of June 30, 2015, approximately 80% of this space has been leased out expiring at various dates through 2017.

Group structure

A group chart as of June 30, 2015 is shown below:

(1)	The public company, quoted on the OTC QB Board under the symbol “AUTCF”.

(2)	Ganglian Finance Leasing was formed in September 2010 for the purpose of conducting our leasing business. It commenced the leasing business in the fourth quarter of 2010.

(3)	Hebei Xuwei Trading is an investment holding entity, which holds 100% equity interest in Hebei Ruiliang Trading.

(4)	Hebei Shengrong Investment is an entity 100% indirectly controlled by Mr. Yong Hui Li, our Chairman and Chief Executive Officer. (“Mr. Li”)

(5)	Hebei Ruiliang Trading holds the ownership of the office segment of Kai Yuan Center building.

(6)	Hebei Xuhua Trading is the entity that Fincera indirectly acquired control of through contractual arrangements and which held the cash consideration paid to Fincera in connection with its sale of its automobile dealership business in December 2009. Since December 2010, Hebei Xuhua Trading commenced the trading of commercial vehicles by purchasing vehicles from outside suppliers for delivery to other group companies.

(7)	Each truck financing center is held by a separate legal entity, most of which are jointly owned by Kaiyuan Auto Trade Group and Hebei Xuhua Trading.

(8)	Kaiyuan Insurance was established to conduct insurance brokerage services in China. It commenced operations in December 2011.

(9)	Chuangjie Trading, as a beneficiary, engaged CITIC Trust to manage the Trust Fund, which was used to purchase commercial vehicles from Kaiyuan Auto Trade that were leased to our customers. Since November 2011, the Company has ceased to engage CITIC Trust as an intermediary for its new leases. However, CITIC Trust continues to serve as an intermediary for existing leases until these leases are fully settled and/or expired.

(10)	Beijing One Auto Technology was originally formed in February 2012 as Kaiyuan Information Processing. It engages in developing and management of the Companies Internet-based businesses.

(11)	Hebei Ruilang Property Services was formed in June 2013. It engages in property management of the Kai Yuan Center.

(12)	Top Auto International Inc. was formed in November 2013. It is anticipated to hold the Companies Internet-based businesses.

(13)	First Auto Limited was formed in February 2014. It is anticipated to hold the Companies Internet-based businesses.

(14)	Lian Sheng Investment was formed in February 2014 to facilitate the peer stores business.

(15)	Dian Fu Bao Investment was formed in August 2014 to facilitate the CeraVest and CeraPay businesses.

(16)	Chuangjin World Investment was formed in September 2014 to facilitate the CeraVest business.

(17)	Hebei Remittance Guarantee was formed in October 2014 to facilitate the CeraVest business.

(18)	Easy Technology was formed in September 2014 and operates the CeraVest platform. In June 2015, its registered capital was increased from 50 million to 2 billion RMB. Shenzhen Kaiyuan Financial Services and Shenzhen Kaiyuan Inclusive Financial Services both contributed 700 million RMB for 35% ownership. The balance was contributed by Kaiyuan Auto Trade Group.

(19)	Shenzhen Kaiyuan Financial Services was formed in April 2015 to facilitate the new Internet-based businesses. In June 2015 its registered capital was increased from 10 million RMB to 600 million RMB. Ganglian Finance Leasing’s interest was transferred to Hebei Xuhua Trading who contributed an additional 170 million RMB for a total 30% ownership. The balance was contributed by Kaiyuan Auto Trade Group.

(20)	Shenzhen Kaiyuan Inclusive Financial Services was formed in April 2015 to facilitate the new Internet-based businesses. In June 2015 its registered capital was increased from 10 million RMB to 600 million RMB. Kaiyuan Auto Trade Group contributed an additional 410 million RMB for a total 70% interest, while Hebei Xuhua Trading contributed 180 million RMB for 30% ownership.

RESULTS OF OPERATIONS

Three months ended June 30, 2015 as compared to three months ended June 30, 2014

Overview

Fincera’s net income decreased significantly during the three months ended June 30, 2015, as compared to the three months ended June 30, 2014. During the three-month period ended June 30, 2015, the Company placed emphasis on ramping up its new Internet-based businesses. As a result, commercial vehicle and insurance and service revenues fell significantly when compared to the three-month period ended June 30, 2014. However, the decrease in commercial vehicle revenue had less impact on the finance income, which is amortized monthly from existing and prior periods’ leases, has high margins and also includes income from the new CeraVest business which launched at the end of 2014. Effectively, the total revenue is then comprised of a greater proportion of high margin monthly-amortized finance income, in turn raising margins when comparing to the second quarter of 2014.

CeraVest achieved a net loan portfolio of $121.2 million and note financing payables funding of $79.4 million as of June 30, 2015. CeraPay was used to make payment transactions totaling over $290 million during the three months ended June 30, 2015 and had over 22,000 active users during the month of June 2015. Both CeraVest and CeraPay were initially launched in November 2014.

During the second quarter of 2015, the number of Fincera’s commercial vehicle financing and service centers remained unchanged at 555 centers in 26 provinces, municipalities, and autonomous regions.

Details of the vehicles leased are as follows:

Number of Vehicles Leased
Balance at January 1, 2014	14,995
New leases recorded in the year ended December 31, 2014	15,615
Vehicles repossessed or loss to accident in 2014	(488)
Vehicles transferred to customers at the end of lease term in 2014	(6,303)
Balance at December 31, 2014	23,819
New leases recorded in the six months ended June 30, 2015	2,407
Vehicles repossessed or loss due to accident in the first six months of 2015	(339)
Vehicles returned to lessee upon settling the outstanding installment	21
Vehicles transferred to customers at the end of lease term in first six months of 2015	(6,408)
Balance at June 30, 2015	19,500

Revenues

The table below sets forth certain line items from the Company’s Statement of Operations as a percentage of revenues (in thousands):

(in thousands)	Three months ended June 30, 2015		Three months ended June 30, 2014
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE

Commercial vehicles	$55,380	72.4%	$232,104	91.6%	(76.1)%
Finance	7,978	10.4%	14,594	5.8%	(45.3)%
Insurance and service	10,827	14.1%	5,549	2.2%	95.1%
Property lease and management	2,358	3.1%	950	0.4%	148.2%
Total revenues	$76,543	100.0%	$253,197	100.0%	(69.8)%

Revenues for the second quarter of 2015 were $76.5million, had a decrease of 69.8% from $253,197 million in the comparable prior year period.

Commercial vehicles revenue decreased by 76.1%, which was primarily due to a decrease in the volume of new vehicles leased during the period. The Company has focussed on the newly launched CeraPay and CeraVest operations during the second quarter of 2015 instead of focusing on leasing commercial vehicles. Fincera plans to cease operating its commercial vehicle leasing business after all the outstanding leases have terminated. Fincera’s commercial vehicle sales, servicing, leasing and support business recorded 1,227 new leases in the three months ended June 30, 2015, compared to 4,617 new leases in the three months ended June 30, 2014. The decrease in commercial vehicles revenue was also contributed by a decrease in average price per vehicle, from $50,300 to $45,100 per vehicle, for the second quarter of 2015 compared with the same period in 2014. The decrease in average price per vehicle is a result of a higher proportion of leases originated by the peer stores business, whose trucks typically are leased without a trailer, as opposed to trucks leased directly through our own store network, which usually are leased with a trailer. The Company repossessed 193 vehicles whose lessees had defaulted on installment payments, sold 131 of these vehicles and other vehicles repossessed in prior periods, and realized losses relating to 5 vehicles during the three months ended June 30, 2015. In comparison, there were 139 vehicles repossessed, 152 vehicles sold and losses relating to 6 vehicles recognized in the three months ended June 30, 2014.

We recognize revenue from membership fees during the term of our customer’s lease as lease revenue. We also charge service and support fees on a monthly basis when the services are rendered. Once the lease term ends, a customer can elect to continue to participate in our service and support network, in which case we charge service and support fees on a monthly basis when the services are rendered. As of June 30, 2015 there were owners of 1,331 vehicles that continue to pay for services after the termination of the direct financing and sales-type lease, representing a retention rate of approximately 2.9%.

Finance revenue decreased 45.3% as a result of the decrease in the total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect during the three months ended June 30, 2015 compared to the second quarter of 2014. This was partially offset by an increase in finance revenue from CeraVest, since this business did not exist in the prior year period. Insurance and service revenue increased 95.1% compared to the comparable prior year period, primarily as a result of an increase in CeraPay revenues, which was partially offset by a decrease in insurance commissions due to a decrease in the number of trucks leased directly from our own stores during the period, since we do not sell the insurance for trucks leased through peer stores. For the three months ended June 30, 2015, the Company leased 880trucks through peer stores. The peer stores business did not exist in the prior year period.

Property lease and management revenue from the Company’s office leasing business totaled $2.4million, a 148.2% increase from $950,000 compared to the comparable prior year period. The office leasing business commenced in April 2013. The increase in property lease and management revenue is due to a higher occupancy rate attained by the Company.

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Operations as a percentage of cost of sales (in thousands):

	Three months ended June 30, 2015		Three months ended June 30, 2014
	Amount	% of Cost of sales	Amount	% of Cost of sales	Y-O-Y % CHANGE

Commercial vehicles	$2,731	4.9%	$16,801	7.4%	(83.7)%
Commercial vehicles, related parties	51,617	93.8%	210,493	92.0%	(75.5)%
Insurance and service	192	0.3%	631	0.3%	(69.6)%
Property lease and management	556	1.0%	613	0.3%	(9.3)%
Total cost of sales	$55,096	100.0%	$228,538	100.0%	(75.9)%

Cost of sales – Commercial vehicles and Cost of Sales – Commercial vehicles, related parties consist of the purchase price of the leased vehicles plus the direct labor costs of our operations. The total costs of sales in the three months ended June 30, 2015 was $55.1 million, as compared to $228.5 million in the same period of the prior year, a decrease of 75.9%, predominantly to the decreased volume of the commercial vehicle sales, servicing, leasing and support business. This decrease was also contributed by a decrease in the average cost per vehicle in the second quarter of 2015, which was $44,300 per vehicle, as compared to $49,200 per vehicle in the comparable prior year period. The decrease in cost per vehicle was due to an increase in the number of trucks leased through peer stores, which typically have a lower cost because the trailer is usually not included in the truck lease. Cost of Sales – Commercial vehicles totaled $2.7 million in the second quarter of 2015, a decrease of 83.7% as compared to the second quarter of 2014. Cost of Sales – Commercial vehicles, related parties totaled $51.6 million in the second quarter of 2015, as compared to $210.5 million in the comparable prior year period, a decrease of 75.5%. The overall decrease in Cost of Sales for Commercial vehicles was driven by the decreased volume of new vehicles leased during the period, which was contributed by a decrease in average cost per vehicle and the shift of resources from the commercial vehicle sales, leasing and support business to the newly launched internet-based businesses CeraPay and CeraVest and to the development of other internet-based businesses.

Cost of insurance and service in the three months ended June 30, 2015 totaled $192,000, as compared to $631,000 in the comparable prior year period, a decrease of 69.6%, due to a decrease in insurance sales commissions from reduced sales of commercial vehicle insurance.

Cost of sales related to Property lease and management totaled $556,000 during the three months ended June 30, 2015, as compared to $613,000 in the comparable prior year period, a decrease of 9.3%, due to a portion of the depreciation expense of the office building being classified to general and administrative expenses, in order to reflect the portion of the building that the Company occupies, in the three months ended June 30, 2015.

Gross Profit

The Company’s gross profit was $21.4 million in the three months ended June 30, 2015, representing a gross margin of 28.0%, an increase from the gross margin of 9.7% for the same period in 2014, which is primarily due to the higher number of leases outstanding and the low number of new leases initiated during the period, which results in the monthly amortized finance income, which has a higher gross margin than lease formations, contributing a greater percentage of revenue. In addition, income from CeraVest and CeraPay and increased property lease and management revenue also contributed to the increase in gross margin. This was partially offset by a higher number of leases originating from the new peer stores business, which has a negative effect on gross margin since leases initiated through peer stores have a lower margin than leases initiated through the Company’s own store branch network.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended June 30, 2015 and 2014 were $16.1 million and $15.6 million, respectively. This represented an increase of $0.5 million, or 3.3%, in the second quarter of 2015, compared with the same period of 2014. The increase was primarily due to increased sales commissions related to CeraVest.

From December 31, 2014 to June 30, 2015, we increased the provision for doubtful accounts from $30.1 million to $31.3 million. The increase was based on our management’s ongoing analysis of credit losses for the account receivables and net investments in direct financing and sales-type leases from our lessee customers. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness, residual value of the commercial vehicles under lease and historical collection experience. Management reviews the receivable and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. For example, risk factors including the general economic slow-down and increasing delinquency trend in monthly payments by customers led management to increase its estimate. The increase of provision for doubtful accounts during the period was recorded in general and administrative expenses, and accordingly affects the earnings for the period.

Interest Expense

Interest expense totaled $5.8 million for the three months ended June 30, 2015, of which $1.2 million of interest expense was incurred for affiliates, Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”), Hebei Ruijie Hotel Management Company, Alliance Rich, Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”), Beiguo Auto and Xinji Beiguo Mall. It included interest of $100,000and $137,000 incurred for amounts due to Hebei Kaiyuan and Hebei Ruijie Hotel Management Company, respectively. It also included interest of $61,000incurred from Ruituo, $5,000 from Beiguo Auto and $890,000 from Xinji Beiguo Mall for our purchase of commercial vehicles for leasing during the three months ended June 30, 2015. Interest expense totaled $5.9 million for the three months ended June 30, 2014, of which $2.8 million of interest expense was incurred for affiliates, Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”), Alliance Rich, Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”), Beiguo Auto and Xinji Beiguo Mall.

Other interest expenses increased to $4.5 million from $3.1 million, which resulted from an increased average borrowing balance during the period.

Interest Income

Interest income decreased from $39,000 to $25,000 due to a lower average cash balance compared to the prior year.

Income Tax Expense

In the three months ended June 30, 2015, the Company recorded income tax expense of $1.5 million, as compared to an income tax expense of $1.8 million in the same period in 2014. This decrease was due to the decreased pre-tax income generated by the Company’s Chinese subsidiaries.

Net Income

Net income for the three months ended June 30, 2015 was $3.0 million, as compared to $4.4 million in three months ended June 30, 2014. The decrease in net income during the period is primarily due to the decrease in commercial vehicle and insurance and service revenues due to the Company’s emphasis on ramping up its new Internet-based businesses.

Six months ended June 30, 2015 as compared to Six months ended June 30, 2014

Revenues

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of revenues:

(in thousands)	Six months ended June 30, 2015		Six months ended June 30, 2014
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE

Commercial vehicles	$107,516	72.8%	$373,635	90.8%	(71.2)%
Finance	22,727	15.4%	26,662	6.5%	(14.8)%
Insurance	12,992	8.8%	9,939	2.4%	30.7%
Property lease and management	4,491	3.0%	1,402	0.3%	220.3%
Total revenues	$147,726	100.0%	$411,638	100.0%	(64.1)%

Revenues for the first six months of 2015 were $147.7 million, a decrease of 64.1% from $411.6 million in the comparable prior year period.

Commercial vehicles revenue decreased by 71.2%, which was primarily due to a decrease in the volume of new vehicles leased during the period. Fincera’s commercial vehicle sales, servicing, leasing and support business recorded 2,407 new leases in the six months ended June 30, 2015, compared to 7,419 new leases in the six months ended June 30, 2014. The decrease in commercial vehicles revenue was also contributed by a decrease in average price per vehicle, from $50,400 to $44,700 per vehicle, for the first six months of 2015 compared with the same period in 2014. The Company repossessed 339 vehicles whose lessees had defaulted on installment payments, sold 208 of these vehicles and other vehicles repossessed in prior periods, and realized losses on 25 vehicles during the six months ended June 30, 2015. In comparison, there were 206 vehicles repossessed, 265 vehicles sold and realized losses on 13 missing vehicles in the six months ended June 30, 2014. The decrease in commercial vehicle sales, servicing and leasing revenue was due to the Company placing emphasis on ramping up its new Internet-based businesses.

We recognize revenue from membership fees during the term of our customer’s lease as lease revenue. We also charge service and support fees on a monthly basis when the services are rendered. Once the lease term ends, a customer can elect to continue to participate in our service and support network, and we will also charge service and support fees on a monthly basis when the services are rendered.

Finance revenue decreased 14.8% as a result of the decrease in the total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect during the six months ended June 30, 2015 compared to the same period of 2014. Insurance and service revenue increased 30.7% compared to the comparable prior year period, primarily as a result of an increase in CeraPay revenues, which was partially offset by a decrease in insurance commissions due to a decrease in the number of trucks leased directly from our own stores during the period, since we do not sell the insurance for trucks leased through peer stores.

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of cost of sales:

(in thousands)	Six months ended June 30, 2015		Six months ended June 30, 2014
	Amount	% of Cost of sales	Amount	% of Cost of sales	Y-O-Y % CHANGE

Commercial vehicles	$4,038	4.9%	$18,086	5.0%	(77.7)%
Commercial vehicles, related parties	101,479	93.8%	346,636	94.4%	(70.7)%
Insurance	297	0.3%	1,269	0.3%	(76.6)%
Property lease and management	1,126	1.0%	1,245	0.3%	(9.6)%
Total cost of sales	$106,940	100.0	$367,236	100.0%	(70.9)%

Cost of sales – Commercial vehicles and Cost of Sales – Commercial vehicles, related parties consist of the purchase price of the leased vehicles plus the direct labor costs of the operations. The total costs of sales in the six months ended June 30, 2015 was $106.9million, as compared to $367.2 million in the same period of the prior year, an decrease of 70.9% due to the decreased sales volume in the commercial vehicle sales, servicing, leasing and support business. This decrease was also contributed by a decrease in the average cost per vehicle in the first six months of 2015, which was $43,800per vehicle, as compared to $49,200 per vehicle in the comparable prior year period. The decrease in cost per vehicle was due to an increase in the number of trucks leased through peer stores, which typically have a lower cost because the trailer is usually not included in the truck lease. Cost of Sales – Commercial vehicles totaled $4.0 million in the first six months of 2015, as compared to $18.1 million in the first six months of 2014, a decrease of 77.7%. Cost of Sales – Commercial vehicles, related parties totaled $101.5million in the first six months of 2015, as compared to $346.6 million in the comparable prior year period, a decrease of 70.7%. The overall decrease in Cost of Sales for Commercial vehicles was driven by the decreased volume of new vehicles leased during the period.

Cost of insurance and service in the six months ended June 30, 2015 totaled $297,000, as compared to $1,269,000 in the comparable prior year period, a decrease of 76.6%, due to a decrease in employee insurance sales commissions from reduced sales of commercial vehicle insurance to outside parties.

Cost of sales related to Property lease and management totaled $1.1 million during the six months ended June 30, 2014, as compared to $1.2 million in the comparable prior year period, a decrease of 9.6%, due to a portion of the depreciation expense of the office building being classified to general and administrative expenses, in order to reflect the portion the Company occupies, in the three months ended June 30, 2015.

Gross Profit

The Company’s gross profit was $40.8 million in the six months ended June 30, 2015, representing a gross margin of 27.6%, an increase from the gross margin of 10.8% for the same period in 2014, which results from the monthly amortized finance income, which has a higher gross margin than lease formations, contributing a greater percentage of revenue. In addition, income from CeraVest and CeraPay and increased property lease and management revenue also contributed to the increase in gross margin. This was partially offset by a higher number of leases originating from the new peer stores business, which has a negative effect on gross margin since leases initiated through peer stores have a lower margin than leases initiated through the Company’s own store branch network.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six months ended June 30, 2015 and 2014was unchanged at $30.0 million.

Litigation expense

There was no litigation expense during the six months ended June 30, 2015.Litigation expense totaled $4.35 million for the six months ended June 30, 2014. This represented the amount the Company agreed to pay to settle a lawsuit with the SEC.

Interest Expense

Interest expense totaled $10.9 million for the six months ended June 30, 2015, of which $2.9 million of interest expense was incurred for affiliates, Hebei Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”), Hebei Ruijie Hotel Management Company, Alliance Rich, Hebei Ruituo Auto Trading Co., Ltd. (“Ruituo”), Beiguo Auto and Xinji Beiguo Mall. It included interest of $199,000, $581,000 and $42,000 incurred for amounts due to Hebei Kaiyuan, Hebei Ruijie Hotel Management Company and Alliance Rich, respectively. It also included interest of $1.0 million incurred from Ruituo, $76,000 from Beiguo Auto and $985,000 from Xinji Beiguo Mall for our purchase of commercial vehicles for leasing during the six months ended June 30, 2015. Interest expense totaled $10.4 million for the six months ended June 30, 2014, of which $4.6 million of interest expense was incurred for affiliates, Hebei Kaiyuan Real Estate Development Co., Ltd., Alliance Rich, Hebei Ruituo Auto Trading Co., Ltd., Beiguo Auto and Xinji Beiguo Mall.

Other interest expenses increased to $8.0 million from $5.8 million, which resulted from an increased average borrowing balance from banks during the period.

Interest Income

Interest income decreased to $42,000 from $72,000 due to decreased average cash balances compared to the prior year.

Income Tax Expense

In the six months ended June 30, 2015, the Company recorded income tax expense of $2.6 million, as compared to an income tax expense of $2.8 million in the same period in 2014. This increase was due to the increased pre-tax income generated by the Company’s Chinese subsidiaries.

Net Income

Net income in the six months ended June 30, 2015 was $5.7 million, as compared to $1.8 million in six months ended June 30, 2014, representing an increase of 215.5% from the same period in 2014. The increase in net income primarily resulted from the litigation expense incurred to settle the SEC lawsuit during 2014. Without the litigation expense, there would have been a decrease in earnings during the six months ended June 30, 2015.

LIQUIDITY AND CAPITAL RESOURCES

Financing arrangements

The Company’s capital expenditures have been financed primarily through short-term borrowings from financial institutions and affiliates. The interest rates of short-term borrowings during the periods ranged from 5.60% to 9.00% per annum.

As of June 30, 2015, the Company had incurred accounts payable of $0.2 million to Beiguo Auto and $45.1 million to Xinji Beiguo Mall, companies in which Mr. Yong Hui Li, our Chairman and Chief Executive Officer, is the indirect beneficial owner of approximately 20.92% of the outstanding equity securities. The payable balances are unsecured, bear interest at approximately 9.00% per annum and are due in 180 days.

As of June 30, 2015, the Company’s outstanding borrowings from affiliates amounted to $4.0 million, $6.0 million, $144,000, $74,000 and $9,000from Alliance Rich, Hebei Kaiyuan, Mr. Li, Hebei Ruijie Hotel Management Company and Smart Success Investment Limited (“Smart Success”), respectively. Alliance Rich, Hebei Kaiyuan, and Smart Success are indirectly controlled by Mr. Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs. The amount due to Alliance Rich includes a portion of the consideration for the acquisition of Heat Planet ($4.0 million as of June 30, 2015). The amount due for the acquisition of Heat Planet accrues interest at the one-year rate announced by the People’s Bank of China (4.85% as of June 30, 2015). The amount due to Hebei Kaiyuan was originally non-interest bearing, unsecured and due on demand. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum on amounts owed to it. Hebei Ruijie Hotel Management Company charges interest at 5.60% per annum on amounts owed to it. The amounts due to Mr. Li and Smart Success Investment Limited are non-interest bearing, unsecured and are due on demand by the lenders.

As of June 30, 2015, the Company had short-term borrowings of $98.1 million, represented by loans from various Chinese banks, which have terms within one year. The Company also had note financing payables of $79.4 million, which represent proceeds from CeraVest investors.

As of June 30, 2015, the Company had long-term borrowings of $13.1 million, represented by a loan from a Chinese bank, which has a term within two years. As of June 30, 2015, the current portion of this loan totaled $3.2 million. The Company also had long-term bonds payable of $101.8, represented by securitized bond offerings.

After taking into consideration our financing arrangements with our affiliates and our existing cash resources, we believe we have adequate sources of liquidity to meet our short-term obligations and working capital requirements for at least the next 12 months. However, the Company may elect to obtain addition funding to expand and grow its operations, which may include borrowings from financial institutions and/or the sale of equity.

Working Capital

As of June 30, 2015 and December 31, 2014, the Company had working capital of $285.0 million and $141.5 million, respectively.

During the three months ended June 30, 2015, the Company decreased its short-term borrowings, repaying net funds amounting to $72.8 million. The Company increased its note financing payables by $47.9 million. The Company had a net increase of accounts payable, related party amounting to $25.6 million and a net decrease of amounts due to affiliates of $53.5 million during the second quarter of 2015. The net impact used cash from operations during the three months ended June 30, 2015 of $52.8 million.

The Company anticipates that it will have adequate sources of working capital in the next 12 months. However, the Company may elect to obtain additional funding to expand and grow its operations, which may include debt offerings, borrowings from financial institutions and/or the sale of equity.

Financial Condition

The following table sets forth the major balance sheet accounts of the Company at June 30, 2015 and December 31, 2014 (in thousands):

	As of
	June 30,	December 31,
	2015	2014
	(unaudited)
Assets:
Cash and cash equivalents	$43,706	$26,027
Restricted cash	166	988
Accounts receivable	46,465	28,915
Other financing receivables, net	115,096	29,401
Other financing receivables, net, related parties	—	782
Loans receivable, net	121,187	19,105
Short-term net investment in sales-type leases	33,936	56,975
Long-term net investment in direct financing and sales-type leases	18,920	345,153
Property, equipment and improvements, net	78,698	80,152
Liabilities:
Accounts payable, related parties	$45,330	$108,211
Short-term borrowings	98,142	155,342
Note financing payables	79,374	—
Long-term bonds payable	101,837	—
Long-term payables	—	10,001
Due to affiliates	10,241	25,644

Accounts receivable represents the following: i) the amount the Company expects to collect from the value added services, such as the tires, fuel and insurance financing services with the term of one to three months; ii) commissions the Company expects to collect from insurance institutions for referring its customers to buy auto insurance; iii) the reclassified past due monthly installments from long-term net investment in direct financing and sales-type leases, and short-term net investment in sales-type leases; iv) the past due CeraPay receivables, which are reclassified from other financing receivables; and v) the past due CeraVest receivables, which are reclassified from loans receivable. The increase of accounts receivable to $46.5 million as of June 30, 2015, an increase of $17.6 million (60.7%) as compared with December 31, 2014, was mainly related to the increase of net investment in the portion of direct financing and sales-type lease that is overdue and delinquent and the increase of past due CeraPay receivables.

Restricted cash was pledged as a condition for our insurance agency business and also to secure financing under the financing arrangement with China CITIC Bank, whereby CITIC Bank provides up to 50% of the financing to Ganglian Finance Leasing’s lessees of commercial vehicles. At June 30, 2015 and December 31, 2014, restricted cash was $166,000 and $988,000, respectively. The decrease in restricted cash is primarily due to the phase-out of the financing arrangement with CITIC Bank, which commenced in March 2013.

Other financing receivables, net began in April 2014 as a result of the inception of the peer stores business under which the Company provides financing services to third-party owned stores that lease commercial vehicles. As the revenue increased during the period, the balance of other financing receivables, net increased accordingly

Loans receivable began in November 2014 as a result of the inception of the CeraVest business under which the Company provides small business loans.

Net investment in direct financing and sales-type leases began in March 2008 as a result of the inception of the commercial vehicles sales, servicing, leasing, and support business under which the Company enters into monthly installment arrangements with customers for a 26-month period. The balance of net investment in leases decreased as sales of other financing products, such as financing to peer stores, were emphasized.

Property, equipment and improvements decreased to $78.7 million as of June 30, 2015, a decrease of $1.5 million, or 1.8%, as compared with December 31, 2014. The decrease mainly relates to depreciation on property and equipment.

Accounts payable, related parties related to the financing arrangement for the Company’s purchase of commercial vehicles for leasing as part of the commercial vehicle sales, servicing, leasing and support business. Accounts payable, related parties decreased from $108.2 million to $45.3 million as of June 30, 2015, a decrease of $62.9 million, or 58.1%, as compared with December 31, 2014. Such amounts were primarily related to the payables to our affiliates: Ruituo, Beiguo Auto and Xinji Beiguo Mall, to purchase commercial vehicles that were subsequently leased.

Short-term borrowings represent loans from various banks in the PRC. Note financing payables represent proceeds from CeraVest investors. Short-term borrowings and note financing payables were used for working capital and capital expenditure purposes. These borrowings increased to $177.5 million as of June 30, 2015, from $155.3 million as of December 31, 2014, because the Company decreased bank borrowings but received proceeds from CeraVest investors, increasing the total by $22.2million during the second quarter of 2015. The terms of the remaining outstanding bank borrowings range from 6 months to12 months and began to expire in November 2015.

Long-term payables represent security deposits from customers and amounts due under the financing arrangement with CITIC Bank, where the Company’s customers obtain financing from CITIC while the Company provides a guarantee. The Company enters into a lease contract directly with the customer and also enters into a contractual obligation to repay the financing on behalf of the customer. The CITIC financing has a 24-month term and as a result the Company recognizes a long-term liability for amounts borrowed under the CITIC financing arrangement. Long-term payables decreased from $10.0 million as of December 31, 2014 to $5.2 million as of June 30, 2015. The security deposit program and the financing arrangement began in March 2013. At the present time, the Company does not anticipate further utilizing the financing arrangement in the future.

Long-term bonds payable represent securitized bonds sold to qualified investors in June 2015 pursuant to China Securities Regulatory Commission (CSRC) 2014 announcement No. 49 regarding asset securitizations. Long-term bonds payable increased to $101.8 million as of June 30, 2015. There was no long-term bonds payable as of December 31, 2014.

The Company’s borrowings fluctuate primarily based upon a number of factors, including (i) revenues, (ii) changes in accounts and lease receivables, (iii) capital expenditures, and (iv) deposits adjusted for changes in inventories. Historically, income from operations, as well as borrowings on the revolving credit facilities, has funded accounts and lease receivables growth, inventory growth and capital expenditures.

We believe that our available cash and cash equivalents and cash provided by operating activities, together with cash available from borrowings, will be adequate to meet presently anticipated cash needs for at least the next twelve months.

The following table sets forth certain historical information with respect to the Company’s statements of cash flows (in thousands):

	Six months ended June 30,
	2015	2014
Net cash provided by (used in) operating activities	$(24,472)	$(70,542)
Net cash (used in) investing activities	(1,715)	(4,897)
Net cash (used in) provided by financing activities	43,785	87,906
Effect of exchange rate change	81	(687)

Net increase in cash and cash equivalents	$17,679	$11,780

Operating Activities. The Company used $24.5 million of cash flow from its operating activities for the six months ended June 30, 2015, as compared to cash usage of $70.5 million for the six months ended June 30, 2014, representing a decrease of $46.0 million in cash used. This decrease in the cash used from operating activities was attributable primarily to a decrease in the number of vehicles leased in 2015 and to the corresponding decrease in net investment in sales-type leases.

In the six months ended June 30, 2015, the Company used $24.5 million of cash from operating activities. During this period, the Company had net income of $5.7 million. In addition, the Company decreased the aggregate amount of its long-term net investment in direct financing and sales-type leases and short-term net investment in sales-type leases by $174.5 million. There was also an increase in other financing receivables, net of $84.7 million, an increase in loans receivable of $103.0 million, an increase in accounts receivable of $23.1 million, an increase in other payables and accrued expenses of $11.3 million and an increase in accounts payable of $6.1million. The remaining balance of $11.3 million arose from changes in restricted cash, inventories, deposits for inventories, prepaid expenses and other current assets, customer deposits, income tax payable, depreciation and amortization and other items.

In the six months ended June 30, 2014, the Company used $70.5 million from operating activities. During this period, the Company had net income of $1.8 million. In addition, the Company decreased its net investment in direct financing and sales-type leases by $84.0 million. There was also an increase in accounts receivable of $6.3 million, an increase in other payables and accrued expenses of $5.0 million and a slight increase in accounts payable of $0.3 million. The remaining balance of $15.0 million arose from changes in restricted cash, inventories, deposits for inventories, prepaid expenses and other current assets, customer deposits, income tax payable, depreciation and amortization and other items.

Investing Activities. Net cash used in investing activities was $1.7 million in the six months ended June 30, 2015, as compared to $4.9 million for the six months ended June 30, 2014. The cash was used for the purchase of property, equipment and improvements in both periods.

Financing Activities. Net cash provided by financing activities was $43.8 million in the six months ended June 30, 2015, as compared to $87.9 million for the six months ended June 30, 2014. During the six months ended June 30, 2015, the Company increased net borrowings by $122.0 million from banks and CeraVest investors, repaid a net amount of$15.4 million to its affiliates and repaid net proceeds of $62.8million from its affiliates Ruituo, Beiguo Auto and Xinji Beiguo as part of a financing arrangement to purchase commercial vehicles for leasing. During the six months ended June 30, 2014, the Company increased net borrowings by $46.6 million from banks, obtained proceeds of $10.0 million from its affiliate, Kaiyuan Real Estate as a loan and obtained net proceeds of $65.0 million from its affiliates Ruituo, Beiguo Auto and Xinji Beiguo, as part of a financing arrangement to purchase commercial vehicles for leasing.

Historically, most or all of available cash is used to fund the investment in direct financing and sales-type leases, other financing receivables, loans receivable and for capital expenditures. To the extent the investment in direct financing and sales-type leases, growth in other financing receivables, loan receivable and capital expenditures exceed income from operations, the Company generally increases the borrowings under its financing facilities and from affiliates.

The Company currently leases all of the properties where commercial vehicle sales, servicing, leasing and support centers are located. It expects to continue to lease the majority of the properties where new stores or centers are located.

The Company expects to use cash to expand the newly launched CeraPay and CeraVest businesses. We believe that we have adequate liquidity to satisfy our capital needs for the near term, however we may need to raise additional capital to maintain a high rate of growth.

As of June 30, 2015, Fincera’s debts primarily consisted of (i) Short-term borrowings; (ii) Long-term borrowings, (iii) note financing payables, (iv) long-term bonds payable, (v) Accounts payable, related parties; and (vi) Due to affiliates.

Short-term borrowings. Short-term borrowings represented loans from various financial institutions that were used for working capital and capital expenditures purposes. The loans from various financial institutions bear interest at rates ranging from 6.6% to 6.9% as of June 30, 2015 and have terms of up to one year.

Long-term borrowings. Long-term borrowings represents a loan from a PRC bank that was used for working capital and capital expenditures purposes. The loan bears interest at 6.77% and matures in August 2016.

Long-term bonds payable. Long-term bonds payable represent securitized bonds sold to qualified investors pursuant to China Securities Regulatory Commission (CSRC) 2014 announcement No. 49 regarding asset securitizations. Pursuant to this announcement, in June 2015 the Company securitized approximately $101.8 million of sales-type leases, which were sold to qualified investors. The bonds bear interest at rates from 6.8 to 7.9% per annum, have a maturity of approximately 2.5 years and bear credit ratings of AA to AAA. The bonds are tradable on the Shanghai Stock Exchange Integrated Electronic Platform for Fixed-income Securities.

Note financing payables. Note financing payables represent amounts received from investors through the CeraVest platform. The amounts generally have a six-month term and bear interest at approximately 8.6% per annum.

Accounts payable, related parties. Accounts payable from related parties was primarily related to the payables for purchase of commercial vehicles for leasing due to affiliates Ruituo, a company which is controlled by Mr. Li, Beiguo Auto and Xinji Beiguo Mall. The payable balance for Ruituo is unsecured, bears interest at 8.00% per annum and is due on demand by Ruituo. The Company pays a financing charge of approximately 9% per annum to Beiguo Auto and Xinji Beiguo Mall for the funds obtained pursuant to those financing arrangements, which are personally guaranteed by Mr. Li. The Company expects to continue to rely on the financing from Ruituo, Beiguo Auto and Xinji Beiguo Mall in the foreseeable future.

Due to Affiliates. Due to affiliates represented the short-term loans borrowed from the Company’s affiliates to satisfy the Company’s short-term capital needs. The amount due to Alliance Rich represents a portion of the consideration to be paid in connection with the acquisition of Heat Planet ($4.0 million as of June 30, 2015). Interest began accruing on the outstanding amount on October 6, 2013 at the one-year rate announced by the People’s Bank of China (4.85% as of June 30, 2015).

The amount due to Hebei Kaiyuan was initially non-interest bearing, unsecured and due on demand by the lender. Hebei Ruijie Hotel Management Company charges interest at 5.60% per annum on amounts owed to it. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum to the Company. The amounts due to Mr. Li and Smart Success Investment Limited are non-interest bearing, unsecured and due on demand by the lenders. The Company expects to continue relying on the financing from affiliates and believes the affiliates have sufficient capital to continue provide such financing to us in the foreseeable future.

The Company’s borrowings fluctuate based upon a number of factors, including (i) revenues, (ii) change of long-term net investment in direct financing and sales-type leases and short-term net investment in sales-type leases (iii) change in other financing receivables, and (iv) capital expenditures. Historically, income from operations, as well as borrowings on the revolving credit facilities, have driven accounts and notes receivable growth and capital expenditures.

Cash and cash equivalents as of June 30, 2015 are mainly held by the Company’s subsidiaries and VIEs. These cash balances cannot be transferred to the Company by loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements entered into with Hebei Kaiyuan and Hebei Chuanglian Finance Leasing.

Regulations on Dividend Distribution

The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

·	The Sino-foreign Equity Joint Venture Law (1979), as amended;

·	The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

·	The Sino-foreign Cooperative Enterprise Law (1988), as amended;

·	The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

·	The Foreign Investment Enterprise Law (1986), as amended; and

·	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends. Each of our PRC subsidiaries is continuing to make contributions to their respective reserve funds as none of them have reached the 50% threshold. We record these as contributions to equity.

Off-Balance Sheet Arrangements

In March 2013, Ganglian Finance Leasing entered into a financing arrangement with China CITIC Bank, Shijiazhuang, Hebei Province Branch (“CITIC Bank”), whereby CITIC Bank agreed to provide up to 50% of the financing to Ganglian Finance Leasing’s lessees of commercial vehicles. Ganglian Finance Leasing agreed to provide a full guarantee to CITIC Bank for such financing and will provide a pledge of the ownership of the commercial vehicle to CITIC Bank to secure its guarantees. As of June 30, 2015, the loan balance guaranteed by the Company amounted to $161.

Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company’s financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to accounts receivable and the related provision for doubtful accounts, tangible and intangible long-lived assets, the assessment of the valuation allowance on deferred tax assets, the purchase price allocation on acquisitions, and contingencies and litigation, among others. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For a detailed discussion of the application of these and other accounting policies, refer to “Note 2 – Basis of presentation and summary of significant accounting policies” of the consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2014 filed with SEC on April 30, 2015.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Fincera’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Fincera has not used derivative financial instruments in its investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of June 30, 2015, Fincera’s total outstanding interest-bearing loans amounted to $356.6million with interest rates ranging from 5.60% to 9.00% per annum. Changes in the interest rates could impact the amount of interest that we are required to pay.

Credit Risk

Fincera is exposed to credit risk from its cash and cash equivalents, accounts receivable, long-term net investment in direct financing and sales-type leases, short-term net investment in sales-type leases and other finance receivables. The credit risk on cash and cash equivalents is limited because the counterparties are recognized financial institutions. Accounts receivable, long-term net investment in direct financing and sales-type leases, short-term net investment in sales-type leases and other finance receivables are subjected to credit evaluations and evaluation analysis on the residual value of the relevant leased commercial vehicles. An allowance would be made, if necessary, for estimated irrecoverable amounts by reference to past default experience and other credit risks, if any, and by reference to the current economic environment.

Foreign Currency Risk

Substantially all of Fincera’s revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect Fincera’s financial results in U.S. dollars terms without giving effect to any underlying change in Fincera’s business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. On July 21, 2005, the PRC government began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Net income for the three months ended June 30, 2015 of RMB18.4 million is reported as $3.01 million based on the 2015 second quarter-to-date average RMB to U.S. dollar exchange rate of 6.1067.  Net income would decrease $3,000 to $3.01 million based on the June 30, 2015 exchange rate of 6.1136 RMB per U.S. dollar.

Net income for the six months ended June 30, 2015 of RMB34.8 million is reported as $5.68 million based on the 2015year-to-date average RMB to U.S. dollar exchange rate of 6.1294.  Net income would increase $15,000 to $5.69 million based on the June 30, 2015 exchange rate of 6.1136 RMB per U.S. dollar..

Very limited hedging transactions are available in China to reduce Fincera’s exposure to exchange rate fluctuations. To date, Fincera has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. While Fincera may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and it may not be able to successfully hedge its exposure at all. In addition, Fincera’s currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert Renminbi into foreign currency.

Seasonality

Our first quarter (January through March) and third quarter (July through September) are expected to be slower for commercial vehicles sales. Conversely, our second quarter (April through June) and fourth quarter (October through December) are expected to have stronger sales. Therefore, we generally expect to realize a higher proportion of our revenue and operating profit during the second or fourth quarters. We expect this trend to continue in future periods. If conditions arise that impair vehicle sales during the second to fourth quarters, the adverse effect on its revenues and operating profit for the year could be disproportionately large.

Impact of Inflation

Inflation has not historically been a significant factor impacting the Company’s results.

Exhibits

99.1	Press Release dated September 30, 2015

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fincera Inc.

By:	/s/ Yonghui Li
Name:	Yonghui Li
Title:	Chairman and Chief Executive Officer

Dated: September 30, 2015